Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2021
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 27.2% economic interest in Brookfield Infrastructure, assuming the exchange of all issued and outstanding Redeemable Partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	7	$1,840	$867
Financial assets	7	985	698
Accounts receivable and other	7	2,496	1,925
Inventory		361	221
Assets classified as held for sale	4	957	—
Current assets		6,639	3,711
Property, plant and equipment	8	38,291	31,584
Intangible assets	9	13,653	11,767
Investments in associates and joint ventures	10	4,943	5,528
Investment properties		580	518
Goodwill	6	8,614	6,634
Financial assets	7	598	709
Other assets		981	756
Deferred income tax asset		153	124
Total assets		$74,452	$61,331

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$4,156	$3,277
Corporate borrowings	7,11	498	—
Non-recourse borrowings	7,11	2,765	1,551
Financial liabilities	7	1,506	696
Liabilities directly associated with assets classified as held for sale	4	1,259	—
Current liabilities		10,184	5,524
Corporate borrowings	7,11	2,926	3,158
Non-recourse borrowings	7,11	23,597	18,469
Financial liabilities	7	1,423	2,678
Other liabilities		5,065	5,197
Deferred income tax liability	6	5,876	4,612
Preferred shares	7	20	20
Total liabilities		49,091	39,658

Partnership capital
Limited partners	15	4,811	4,233
General partner	15	25	19
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	15	1,982	1,687
BIPC exchangeable shares	15	1,037	638
Exchangeable units(1)	15	83	12
Interest of others in operating subsidiaries		16,285	13,954
Preferred unitholders	15	1,138	1,130
Total partnership capital		25,361	21,673
Total liabilities and partnership capital		$74,452	$61,331
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2021	2020	2021	2020
Revenues	14	$2,939	$2,209	$8,285	$6,351
Direct operating costs		(1,607)	(1,185)	(4,386)	(3,487)
General and administrative expenses		(102)	(86)	(293)	(219)
Depreciation and amortization expense	8,9	(525)	(411)	(1,486)	(1,186)
		705	527	2,120	1,459
Interest expense		(368)	(278)	(1,085)	(807)
Share of earnings from investments in associates and joint ventures	10	24	17	101	76
Mark-to-market on hedging items	7	(24)	(66)	(4)	57
Other income (expense)	5	314	16	1,658	(218)
Income before income tax		651	216	2,790	567
Income tax (expense) recovery
Current		(91)	(70)	(259)	(183)
Deferred	17	(24)	2	(276)	(54)
Net income		$536	$148	$2,255	$330

Attributable to:
Limited partners		$225	$(26)	$506	$(41)
General partner		53	46	154	137
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		93	(11)	209	(19)
BIPC exchangeable shares		40	(4)	83	(14)
Exchangeable units(1)		2	—	3	—
Interest of others in operating subsidiaries		123	143	1,300	267
Basic and diluted income (loss) per limited partner unit(2):	15	$0.72	$(0.12)	$1.60	$(0.22)
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
2.Basic and diluted loss per limited partner unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the impact of the special distribution on March 31, 2020. Refer to Note 2, Summary of Accounting Policies, for further details.
The accompanying notes are an integral part of the financial statements.
Q3 2021 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2021	2020	2021	2020
Net income		$536	$148	$2,255	$330
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Marketable securities, net of tax	7	(12)	13	153	59
Unrealized actuarial (losses) gains		—	(1)	20	(3)
Tax impact of remeasurement of revaluation surplus and other	17	(5)	—	(99)	(28)
Share of income from investments in associates and joint ventures	10	—	1	—	—
		(17)	13	74	28
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(491)	260	(441)	(1,460)
Cash flow hedge	7	40	16	200	(249)
Net investment hedge	7	54	(37)	13	93
Taxes on the above items		(14)	5	(48)	55
Share of income (losses) from investments in associates and joint ventures	10	62	(37)	67	(3)
		(349)	207	(209)	(1,564)
Total other comprehensive (loss) income		(366)	220	(135)	(1,536)
Comprehensive income (loss)		$170	$368	$2,120	$(1,206)

Attributable to:
Limited partners		$114	$26	$494	$(563)
General partner		52	46	153	134
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		46	11	203	(237)
BIPC exchangeable shares		20	4	78	(5)
Exchangeable units(1)		2	—	3	(2)
Interest of others in operating subsidiaries		(64)	281	1,189	(533)
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2021	$5,532	$(2,157)	$519	$381	$4,275	$20	$2,328	$(923)	$117	$181	$1,703	$643	$11	$13,475	$1,324	$21,451
Net income	—	225	—	—	225	53	—	93	—	—	93	40	2	123	—	536
Other comprehensive loss	—	—	—	(111)	(111)	(1)	—	—	—	(47)	(47)	(20)	—	(187)	—	(366)
Comprehensive income (loss)	—	225	—	(111)	114	52	—	93	—	(47)	46	20	2	(64)	—	170
Unit issuance(2),(5)	3	—	—	—	3	—	—	—	—	—	—	1,140	256	—	—	1,399
Partnership distributions(3)	—	(151)	—	—	(151)	(53)	—	(61)	—	—	(61)	(32)	(3)	—	—	(300)
Partnership preferred distributions(3)	—	(11)	—	—	(11)	—	—	(5)	—	—	(5)	(2)	—	—	—	(18)
Acquisition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	3,765	—	3,765
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(153)	—	(153)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(220)	—	(220)
Acquisition of non-controlling interest(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(214)	—	(214)
Preferred units redeemed(2)	—	(13)	—	—	(13)	—	—	(5)	—	—	(5)	(2)	—	—	(186)	(206)
Other items(1),(2),(4),(5)	2	96	596	(100)	594	6	—	40	330	(66)	304	(730)	(183)	(304)	—	(313)
Balance as at September 30, 2021	$5,537	$(2,011)	$1,115	$170	$4,811	$25	$2,328	$(861)	$447	$68	$1,982	$1,037	$83	$16,285	$1,138	$25,361

1.Refer to Note 17 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15 Partnership Capital.
3.Refer to Note 16 Distributions.
4.Refer to Note 5 Disposition of Businesses.
5.Refer to Note 6 Acquisition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.

The accompanying notes are an integral part of the financial statements.
Q3 2021 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2020	$5,520	$(2,087)	$547	$(157)	$3,823	$17	$2,328	$(893)	$128	$(43)	$1,520	$576	$12	$11,860	$935	$18,743
Net (loss) income	—	(26)	—	—	(26)	46	—	(11)	—	—	(11)	(4)	—	143	—	148
Other comprehensive income	—	—	—	52	52	—	—	—	—	22	22	8	—	138	—	220
Comprehensive (loss) income	—	(26)	—	52	26	46	—	(11)	—	22	11	4	—	281	—	368
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(143)	—	—	(143)	(46)	—	(59)	—	—	(59)	(22)	(1)	—	—	(271)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	—	(3)	—	—	(3)	(1)	—	—	—	(12)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	18
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(131)	—	(131)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Other items(1),(4)	2	16	(7)	(16)	(5)	—	—	7	(3)	(7)	(3)	(1)	(1)	(33)	—	(43)
Balance as at September 30, 2020	$5,524	$(2,248)	$540	$(121)	$3,695	$17	$2,328	$(959)	$125	$(28)	$1,466	$556	$10	$13,768	$1,130	$20,642

1.Refer to Note 17 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15 Partnership Capital.
3.Refer to Note 16 Distributions.
4.Refer to Note 6 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (1)	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at January 1, 2021	$5,526	$(2,285)	$540	$452	$4,233	$19	$2,328	$(975)	$125	$209	$1,687	$638	$12	$13,954	$1,130	$21,673
Net income	—	506	—	—	506	154	—	209	—	—	209	83	3	1,300	—	2,255
Other comprehensive loss	—	—	—	(12)	(12)	(1)	—	—	—	(6)	(6)	(5)	—	(111)	—	(135)
Comprehensive income (loss)	—	506	—	(12)	494	153	—	209	—	(6)	203	78	3	1,189	—	2,120
Unit issuance(2),(4)	9	—	—	—	9	—	—	—	—	—	—	1,140	256	—	—	1,405
Partnership distributions(3)	—	(453)	—	—	(453)	(153)	—	(185)	—	—	(185)	(78)	(5)	—	—	(874)
Partnership preferred distributions(3)	—	(32)	—	—	(32)	—	—	(14)	—	—	(14)	(6)	—	—	—	(52)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	4,053	—	4,053
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,561)	—	(1,561)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(758)	—	(758)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(410)	—	(410)
Preferred units issued(2)	—		—	—	—	—	—	—	—	—	—	—	—	—	194	194
Preferred units redeemed(2)	—	(13)	—	—	(13)	—	—	(5)	—	—	(5)	(2)	—	—	(186)	(206)
Other items(1),(4),(5)	2	266	575	(270)	573	6	—	109	322	(135)	296	(733)	(183)	(182)	—	(223)
Balance as at September 30, 2021	$5,537	$(2,011)	$1,115	$170	$4,811	$25	$2,328	$(861)	$447	$68	$1,982	$1,037	$83	$16,285	$1,138	$25,361
1.Refer to Note 17 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15 Partnership Capital.
3.Refer to Note 16 Distributions.
4.Refer to Note 6 Acquisition of Businesses.
5.Refer to Note 5 Disposition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.

The accompanying notes are an integral part of the financial statements.
Q3 2021 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at January 1, 2020	$5,495	$(1,430)	$510	$473	$5,048	$24	$2,328	$(613)	$101	$223	$2,039	$—	$18	$14,113	$935	$22,177
Net (loss) income	—	(41)	—	—	(41)	137	—	(19)	—	—	(19)	(14)	—	267	—	330
Other comprehensive (loss) income	—	—	—	(522)	(522)	(3)	—	—	—	(218)	(218)	9	(2)	(800)	—	(1,536)
Comprehensive (loss) income	—	(41)	—	(522)	(563)	134	—	(19)	—	(218)	(237)	(5)	(2)	(533)	—	(1,206)
Unit issuance(2)	7	—	—	—	7	—	—	—	—	—	—	—	—	—	—	7
Partnership distributions(3)	—	(444)	—	—	(444)	(139)	—	(182)	—	—	(182)	(44)	(3)	—	—	(812)
Partnership preferred distributions(3)	—	(25)	—	—	(25)	—	—	(9)	—	—	(9)	(2)	—	—	—	(36)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(866)	—	(866)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	63	—	63
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(778)	—	(778)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Issuance of class A shares of BIPC(2),(5)	—	(398)	(61)	18	(441)	(2)	—	(174)	(14)	5	(183)	626	—	—	—	—
Other items(1),(4)	22	90	91	(90)	113	—	—	38	38	(38)	38	(19)	(3)	(4)	—	125
Balance as at September 30, 2020	$5,524	$(2,248)	$540	$(121)	$3,695	$17	$2,328	$(959)	$125	$(28)	$1,466	$556	$10	$13,768	$1,130	$20,642
1.Refer to Note 17 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15 Partnership Capital.
3.Refer to Note 16 Distributions.
4.Refer to Note 6 Acquisition of Businesses.
5.Refer to Note 2 Summary of Accounting Policies.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2021	2020	2021	2020
Operating Activities
Net income		$536	$148	$2,255	$330
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	3	3	(15)	75
Depreciation and amortization expense	8,9	525	411	1,486	1,186
Mark-to-market on hedging items, provisions and other	7	(252)	130	(1,600)	395
Deferred income tax expense (recovery)		24	(2)	276	54
Changes in non-cash working capital, net	18	81	86	(195)	73
Cash from operating activities		917	776	2,207	2,113

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(2,583)	(3,405)	(2,728)	(3,405)
Disposal of subsidiaries, net of cash disposed	5	554	—	3,142	722
Investments in associates and joint ventures	10	—	(369)	—	(369)
Disposal of investments in associates and joint ventures	10	—	—	412	—
Disposal of assets classified as held for sale		—	60	—	60
Purchase of long-lived assets	8,9	(588)	(338)	(1,334)	(1,000)
Disposal of long-lived assets	8,9	9	10	32	30
Purchase of financial assets		(639)	(296)	(1,141)	(830)
Sale of financial assets		403	244	929	522
Net settlement of foreign exchange hedging items	7	8	—	(9)	83
Cash used by investing activities		(2,836)	(4,094)	(697)	(4,187)

Financing Activities
Distributions to general partner	16	(53)	(46)	(153)	(139)
Distributions to other unitholders	16	(265)	(237)	(773)	(709)
Subsidiary distributions to non-controlling interest		(220)	(131)	(758)	(778)
Capital provided by non-controlling interest	6	2,106	2,868	2,206	3,091
Capital provided to non-controlling interest		—	—	(1,408)	(616)
Disposal of partial interest to non-controlling interest, net of taxes		—	—	—	168
Acquisition of partial interest from non-controlling interest	6	(437)	(150)	(720)	(150)
Deposit (repaid to) received from parent	18	(201)	545	(545)	545
Proceeds from corporate borrowings	11	—	382	244	657
Net proceeds from commercial paper program	11	2	—	498	—
Proceeds from corporate credit facility	11	3,147	990	4,977	2,445
Repayment of corporate credit facility	11	(2,501)	(1,593)	(5,462)	(2,658)
Proceeds from non-recourse borrowings	11	2,979	474	4,576	2,684
Repayment of non-recourse borrowings	11	(1,527)	(322)	(2,501)	(2,301)
Lease liability repaid and other		(123)	(42)	(492)	(128)
Net preferred units (redeemed) issued	15	(206)	195	(12)	195
Partnership units issued	15	3	2	9	7
Cash from (used by) financing activities		2,704	2,935	(314)	2,313

Cash and cash equivalents
Change during the period		785	(383)	1,196	239
Cash reclassified as assets held for sale	4	(161)	—	(161)	—
Impact of foreign exchange on cash		(59)	15	(62)	(54)
Balance, beginning of period		1,275	1,380	867	827
Balance, end of period		$1,840	$1,012	$1,840	$1,012
The accompanying notes are an integral part of the financial statements.
Q3 2021 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A,” “BIP.PR.B,” “BIP.PR.D,” “BIP.PR.E” and “BIP.PR.F,” respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 5 Preferred Units,” “Series 7 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units Series 5, cumulative Class A preferred limited partnership units Series 7, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units Series 14, in our partnership, respectively.

2. SUMMARY OF ACCOUNTING POLICIES
a) Brookfield Infrastructure Corporation
On August 30, 2019, Brookfield Infrastructure Corporation (“BIPC”) was established by the partnership. On March 30, 2020, the partnership contributed our U.K. regulated distribution operation and Brazilian regulated gas transmission operation to BIPC. On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby unitholders as of March 20, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“BIPC exchangeable share”) for every nine units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Infrastructure L.P. (“Holding LP”), or the Holding LP Distribution, of the BIPC exchangeable shares to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 13.7 million BIPC exchangeable shares and (ii) the partnership received approximately 32.6 million BIPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding BIPC exchangeable shares (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding BIPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BIPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BIPC, which entitle the partnership to the residual value in BIPC after payment in full of the amount due to holders of BIPC exchangeable shares and class B shares. The partnership directly and indirectly controlled BIPC prior to the special distribution and continues to control BIPC subsequent to the special distribution through its interests in the company.
The BIPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”.
i)BIPC exchangeable shares
At any time, holders of BIPC exchangeable shares have the right to exchange all or a portion of their BIPC exchangeable shares for one unit per BIPC exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for fixed basis. BIPC or the partnership, as applicable, has the ability to satisfy exchanges of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of these characteristics, BIPC exchangeable shares have been classified as non-controlling interests in the interim condensed and consolidated financial statements of our partnership.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

ii)Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 46.3 million exchangeable shares.
b) Brookfield Infrastructure Corporation Exchange Limited Partnership
On April 21, 2021, Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”) was established by the partnership. In connection with the acquisition of Inter Pipeline Ltd. (“IPL,” or “Inter Pipeline”), certain IPL shareholders were given the right to elect to receive, for each common share of IPL and in lieu of cash consideration, 0.25 BIPC exchange LP class B exchangeable limited partnership units (“BIPC exchangeable LP units”), or 0.25 BIPC exchangeable shares. The BIPC exchangeable LP units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable features, we present the BIPC Exchangeable LP units as a component of non-controlling interest.
c) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2020. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2020 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 5, 2021.
d) Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2020. As disclosed in our 2020 annual consolidated financial statements, our partnership uses critical assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. In light of the economic environment, our partnership has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, substantially all of our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, the majority of our businesses are subject to regulated cash flows or long-term take-or-pay contracts with minimal volume risk. Based on our partnership’s assessment, no impairments to our asset values were required as at September 30, 2021.
e) Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2021. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
Our partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The adoption did not have a significant impact on our partnership’s financial reporting.
Q3 2021 INTERIM REPORT 11

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are Funds from Operations (“FFO”) and adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
During the fourth quarter of 2020, our partnership conducted a comprehensive review of our operating segments. To better align with how our CODM reviews and evaluates our operations, our district energy and Indian natural gas operations were reallocated to our utilities segment and our Australian export terminal was reallocated to our transport segment. Our energy segment was renamed to midstream and our data infrastructure segment was renamed to data. Comparative figures have been adjusted retrospectively to reflect the impact of the reallocation.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$401	$520	$250	$152	$—	$1,323	$(486)	$2,102	$2,939
Costs attributed to revenues	(165)	(270)	(122)	(68)	—	(625)	235	(1,217)	(1,607)
General and administrative expenses	—	—	—	—	(102)	(102)	—	—	(102)
Adjusted EBITDA	236	250	128	84	(102)	596	(251)	885
Other (expense) income	(12)	(2)	2	1	27	16	3	(64)	(45)
Interest expense	(42)	(67)	(27)	(27)	(27)	(190)	64	(242)	(368)
FFO	182	181	103	58	(102)	422	(184)	579
Depreciation and amortization expense	(57)	(100)	(54)	(59)	—	(270)	106	(361)	(525)
Deferred taxes	(19)	(8)	(4)	5	7	(19)	8	(13)	(24)
Mark-to-market on hedging items and other	(21)	(25)	(27)	(4)	357	280	46	(82)	244
Share of earnings from associates	—	—	—	—	—	—	24	—	24
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(123)	(123)
Net income attributable to partnership(2)	$85	$48	$18	$—	$262	$413	$—	$—	$413

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$369	$382	$135	$122	$—	$1,008	$(314)	$1,515	$2,209
Costs attributed to revenues	(150)	(182)	(48)	(57)	—	(437)	134	(882)	(1,185)
General and administrative expenses	—	—	—	—	(86)	(86)	—	—	(86)
Adjusted EBITDA	219	200	87	65	(86)	485	(180)	633
Other (expense) income	(13)	(8)	2	—	35	16	14	(35)	(5)
Interest expense	(37)	(38)	(23)	(15)	(23)	(136)	27	(169)	(278)
FFO	169	154	66	50	(74)	365	(139)	429
Depreciation and amortization expense	(67)	(90)	(37)	(45)	—	(239)	98	(270)	(411)
Deferred taxes	(16)	(7)	(3)	8	15	(3)	3	2	2
Mark-to-market on hedging items and other	(24)	(1)	(16)	(12)	(65)	(118)	21	(18)	(115)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(143)	(143)
Net income (loss) attributable to partnership(2)	$62	$56	$10	$1	$(124)	$5	$—	$—	$5
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,219	$1,521	$614	$471	$—	$3,825	$(1,450)	$5,910	$8,285
Costs attributed to revenues	(509)	(799)	(219)	(221)	—	(1,748)	705	(3,343)	(4,386)
General and administrative expenses	—	—	—	—	(293)	(293)	—	—	(293)
Adjusted EBITDA	710	722	395	250	(293)	1,784	(745)	2,567
Other (expense) income	(46)	(6)	(13)	6	76	17	4	(163)	(142)
Interest expense	(126)	(200)	(73)	(78)	(77)	(554)	198	(729)	(1,085)
FFO	538	516	309	178	(294)	1,247	(543)	1,675
Depreciation and amortization expense	(186)	(334)	(132)	(171)	—	(823)	358	(1,021)	(1,486)
Deferred taxes	(125)	(15)	(9)	5	(11)	(155)	(7)	(114)	(276)
Mark-to-market on hedging items and other	101	(78)	(55)	(14)	732	686	91	760	1,537
Share of earnings from associates	—	—	—	—	—	—	101	—	101
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(1,300)	(1,300)
Net income (loss) attributable to partnership(2)	$328	$89	$113	$(2)	$427	$955	$—	$—	$955

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,053	$1,098	$413	$335	$—	$2,899	$(941)	$4,393	$6,351
Costs attributed to revenues	(417)	(529)	(144)	(161)	—	(1,251)	401	(2,637)	(3,487)
General and administrative expenses	—	—	—	—	(219)	(219)	—	—	(219)
Adjusted EBITDA	636	569	269	174	(219)	1,429	(540)	1,756
Other (expense) income	(31)	(4)	3	—	94	62	11	(100)	(27)
Interest expense	(114)	(145)	(69)	(39)	(68)	(435)	115	(487)	(807)
FFO	491	420	203	135	(193)	1,056	(414)	1,169
Depreciation and amortization expense	(197)	(263)	(114)	(134)	—	(708)	301	(779)	(1,186)
Deferred taxes	(68)	3	(8)	27	8	(38)	1	(17)	(54)
Mark-to-market on hedging items and other	(68)	(109)	(34)	(35)	(1)	(247)	36	(106)	(317)
Gain on sale of associates	—	—	—	—	—	—	76	—	76
Share of earnings from associates	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(267)	(267)
Net income (loss) attributable to partnership(2)	$158	$51	$47	$(7)	$(186)	$63	$—	$—	$63
1.The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and joint ventures and reflecting the portion of each line item attributable to non-controlling interests.
2.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Q3 2021 INTERIM REPORT 13

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment.

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$5,937	$8,873	$9,056	$3,329	$(1,822)	$25,373	$(4,733)	$44,597	$9,215	$74,452

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$6,814	$9,155	$3,829	$3,338	$(2,062)	$21,074	$(4,895)	$37,851	$7,301	$61,331
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In September 2021, Brookfield Infrastructure, alongside institutional partners, agreed to the sale of its Chilean toll road operation. As a result, the assets and liabilities of the business were classified as held for sale as at September 30, 2021.
The major classes of assets and liabilities of the business classified as held for sale are as follows:

US$ MILLIONS	September 30, 2021
Assets
Cash and cash equivalents	$161
Accounts receivable and other current assets	88
Current assets	249
Property, plant and equipment	3
Intangible assets	695
Other non-current assets	10
Total assets classified as held for sale	$957

Liabilities
Accounts payable and other liabilities	$28
Deferred income tax liability	57
Non-recourse borrowings	1,174
Total liabilities associated with assets held for sale	1,259
Net assets classified as held for sale	(302)
Net assets classified as held for sale attributable to the partnership	$19
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

5. DISPOSITION OF BUSINESSES
a) Disposition of our U.S. district energy operation
On July 16, 2021, Brookfield Infrastructure completed the sale of its 40% interest in our U.S. district energy operation. The sale resulted in net proceeds of approximately $555 million. Our partnership recognized a gain of approximately $425 million in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $150 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
b) Disposition of our Canadian district energy operation
On June 7, 2021, Brookfield Infrastructure, alongside institutional partners (collectively the “Enwave Canada consortium”) completed the sale of its 25% interest in our Canadian district energy operation. The sale resulted in net proceeds of approximately $450 million (Enwave Canada consortium total of approximately $1.8 billion). Our partnership recognized a gain of approximately $295 million (Enwave Canada consortium total of approximately $1.2 billion) in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $124 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $9 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
c) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our partnership received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income (expense) on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our partnership. The partnership’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $12 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
Q3 2021 INTERIM REPORT 15

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2021
a) Acquisition of interest in Inter Pipeline
On August 20, 2021, Brookfield Infrastructure, alongside institutional partners (the “IPL consortium”) acquired an effective 41% interest (IPL consortium total of 69%) in Inter Pipeline for total consideration of approximately $2.8 billion (IPL consortium total of approximately $4.7 billion). The acquisition was funded through cash provided by the partnership of $0.8 billion (IPL consortium total of $1.9 billion), $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares and $0.5 billion (IPL consortium total of $0.9 billion) of asset level debt raised on closing. In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total - 10%) valued at $0.2 billion prior to the acquisition (IPL consortium total of $0.6 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 20, 2021. Acquisition costs of approximately $65 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.
Subsequent to the initial acquisition, Brookfield Infrastructure, alongside institutional partners, acquired an additional 4% interest (IPL consortium total of 7%) in IPL during the period between August 25, 2021 and September 3, 2021, increasing our partnership’s ownership of the business to approximately 45% (IPL consortium total of 76%), for approximately $315 million (IPL consortium total of $530 million). The acquisition was funded through cash provided by the partnership of approximately $225 million (IPL consortium total of approximately $440 million), $11 million of BIPC exchangeable LP units and $79 million of BIPC exchangeable shares.
Consideration Transferred

US$ MILLIONS
Cash	$1,268
BIPC exchangeable shares	1,061
BIPC exchangeable LP units	245
Pre-existing interest in business(1)	192
Total Consideration	$2,766
1.Prior to the acquisition, Brookfield held an interest in the acquiree which was accounted for as a financial asset.
Fair value of assets and liabilities acquired as of August 20, 2021 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$121
Accounts receivable and other	406
Property, plant and equipment	10,156
Intangible assets	2,547
Goodwill	1,897
Accounts payable and other liabilities	(665)
Lease liabilities	(226)
Non-recourse borrowings	(6,177)
Deferred income tax liabilities	(1,308)
Net assets acquired before non-controlling interest	6,751
Non-controlling interest(2)	(3,985)
Net assets acquired	$2,766
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes, the initial measurement of right-of-use assets and lease liabilities and the resulting impact to goodwill as at the date of the acquisition.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth. The goodwill recognized is not deductible for income tax purposes.
Subsequent to quarter-end, Brookfield Infrastructure, alongside institutional partners, acquired an additional 14% interest (IPL consortium total of 24%) in IPL for total consideration of $0.9 billion (IPL consortium of $1.6 billion). The acquisition was funded through cash provided by the partnership of approximately $0.4 billion (IPL consortium total of approximately $1.1 billion) and $0.5 billion of BIPC exchangeable shares and BIPC exchangeable LP units. Subsequent to the acquisition, our partnership’s ownership of the business is 59% (IPL consortium total of 100%).
b) Acquisition of additional interest in our Brazilian regulated gas transmission operation
On April 30, 2021, Brookfield Infrastructure, alongside institutional partners (the “NTS consortium”), acquired an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission operation, increasing our partnership’s ownership of the business to approximately 31%. Total consideration paid was $87 million (NTS consortium total of $283 million), all of which was funded using asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $32 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
c) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that were completed in 2021:

US$ MILLIONS
Cash	$64
Contingent consideration	2
Pre-existing interest in business(1)	43
Total consideration	$109
1.Prior to the acquisition, Brookfield held an interest in one of the acquirees which was accounted for using the equity method.
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$48
Accounts receivable and other	41
Property, plant and equipment	312
Intangible assets	465
Goodwill	123
Accounts payable and other liabilities	(77)
Lease liabilities	(110)
Non-recourse borrowings	(224)
Deferred income tax liabilities	(99)
Net assets acquired before non-controlling interest	479
Non-controlling interest(2)	(370)
Net assets acquired	$109
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Q3 2021 INTERIM REPORT 17

Supplemental Information
Had the acquisitions of IPL and the individually insignificant acquisitions been effective January 1, 2021, the revenue and net income of Brookfield Infrastructure would have been approximately $9.9 billion and $2.4 billion, respectively, for the nine-month period ended September 30, 2021.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
Acquisitions Completed in 2020
a) Acquisition of a telecom tower operation in India
On August 31, 2020, Brookfield Infrastructure, alongside institutional partners (the “Summit consortium”), acquired an effective 17% interest in Summit Digitel Infrastructure Private Limited, an Indian telecom tower operation (“Summit”) from Reliance Industries Limited (“RIL”) for $584 million (Summit consortium total of approximately $3.4 billion). Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 31, 2020. Acquisition costs of approximately $15 million were recorded in Other income (expense) within the Consolidated Statements of Operating Results during 2020.
Consideration transferred

US$ MILLIONS
Cash	$584
Total Consideration	$584
Fair value of assets and liabilities acquired as of August 31, 2020:

US$ MILLIONS
Accounts receivable and other	$367
Property, plant and equipment(1)	6,766
Intangible assets(1)	830
Goodwill(1)	153
Accounts payable and other liabilities	(391)
Non-recourse borrowings	(2,341)
Lease liabilities(1)	(1,967)
Deferred income tax liabilities(1)	(12)
Net assets acquired before non-controlling interest	3,405
Non-controlling interest(2)	(2,821)
Net assets acquired	$584
1.Revisions to the purchase price allocation resulted in adjustments to the preliminary fair values, including intangible assets, property, plant and equipment, lease liabilities, and deferred income tax liabilities. The revisions resulted in an adjustment to goodwill of approximately $125 million.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date, and includes capital provided by non-controlling interest in the form of shareholder loan to the operating business.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity of the telecom towers. The goodwill recognized is not deductible for income tax purposes.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Partial acquisition of interest in our Colombian natural gas transmission operation
On July 15, 2020, Brookfield Infrastructure, alongside institutional partners (the “Vanti consortium”), completed a take private tender offer resulting in the acquisition of an additional 20% interest (Brookfield Infrastructure’s share of approximately 6%) in our Colombian natural gas transmission operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $45 million (Vanti consortium total of $150 million), of which approximately $25 million (Vanti consortium total of approximately $90 million) was funded through equity and the remainder with asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $10 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2021:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,840	$1,840
Accounts receivable and other	—	—	2,754	2,754
Financial assets (current and non-current)(1)	1,095	—	118	1,213
Marketable securities	370	—	—	370
Total	$1,465	$—	$4,712	$6,177

Financial liabilities
Corporate borrowings	$—	$—	$3,424	$3,424
Non-recourse borrowings (current and non-current)	—	—	26,362	26,362
Accounts payable and other	—	—	3,539	3,539
Financial liabilities (current and non-current)(1)	669	—	2,260	2,929
Lease liabilities	—	—	3,731	3,731
Preferred shares(2)	—	—	20	20
Total	$669	$—	$39,336	$40,005
1.Derivative instruments which are elected for hedge accounting totaling $474 million are included in financial assets and $417 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Q3 2021 INTERIM REPORT 19

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$867	$867
Accounts receivable and other	—	—	2,031	2,031
Financial assets (current and non-current)(1)	523	36	322	881
Marketable securities	323	203	—	526
Total	$846	$239	$3,220	$4,305

Financial liabilities
Corporate borrowings	$—	$—	$3,158	$3,158
Non-recourse borrowings (current and non-current)	—	—	20,020	20,020
Accounts payable and other	—	—	2,745	2,745
Financial liabilities (current and non-current)(1)	931	—	2,443	3,374
Lease liabilities	—	—	3,803	3,803
Preferred shares(2)	—	—	20	20
Total	$931	$—	$32,189	$33,120
1.Derivative instruments which are elected for hedge accounting totaling $373 million are included in financial assets and $572 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,840	$1,840	$867	$867
Accounts receivable and other	2,754	2,754	2,031	2,031
Financial assets (current and non-current)	1,213	1,213	881	881
Marketable securities	370	370	526	526
Total	$6,177	$6,177	$4,305	$4,305

Financial liabilities
Corporate borrowings(1)	$3,424	$3,532	$3,158	$3,350
Non-recourse borrowings (current and non-current)(2)	26,362	26,455	20,020	20,328
Accounts payable and other	3,539	3,539	2,745	2,745
Financial liabilities (current and non-current)	2,929	2,929	3,374	3,374
Preferred shares(3)	20	20	20	20
Total	$36,274	$36,475	$29,317	$29,817
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2021, gains of $40 million and $200 million, respectively (2020: gains of $16 million and losses of $249 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2021, there was a net derivative asset balance of $72 million relating to derivative contracts designated as cash flow hedges (December 31, 2020: liability balance of $150 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2021, gains of $54 million and $13 million, respectively (2020: losses of $37 million and gains of $93 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three and nine-month periods ended September 30, 2021, Brookfield Infrastructure paid $8 million and $25 million, respectively (2020: received less than $1 million and $83 million) relating to the settlement of foreign exchange contracts in the period. As of September 30, 2021, there was a net unrealized derivative liability balance of $15 million relating to derivative contracts designated as net investment hedges (December 31, 2020: net unrealized derivative liability balance of $49 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
Q3 2021 INTERIM REPORT 21

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2021	December 31, 2020
Marketable securities	Level 1(1)	$370	$526
Foreign currency forward contracts	Level 2(2)
Financial asset		$152	$115
Financial liability		107	251
Interest rate swaps & other	Level 2(2)
Financial asset		$937	$438
Financial liability		470	561
Other contracts	Level 3(3)
Financial asset		$6	$6
Financial liability		92	119
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,465 million (2020: $1,085 million) of financial assets and $669 million (2020: $931 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three-month period ended September 30, 2021, no transfers were made between level 1 and 2 or level 2 and 3.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross carrying amount:
Balance at January 1, 2020	$8,633	$8,309	$3,971	$1,131	$22,044
Additions, net of disposals	535	387	306	77	1,305
Non-cash additions (disposals)	15	(241)	(29)	(26)	(281)
Acquisitions through business combinations(1)	—	—	—	7,334	7,334
Net foreign currency exchange differences	106	242	73	77	498
Balance at December 31, 2020	$9,289	$8,697	$4,321	$8,593	$30,900
Additions, net of disposals	369	352	175	303	1,199
Acquisitions through business combinations(1)	178	134	10,156	—	10,468
Assets held by subsidiaries disposed during the period(2)	(2,300)	—	—	—	(2,300)
Non-cash additions (disposals)	23	(207)	11	(535)	(708)
Assets reclassified as held for sale(3)	—	(16)	—	—	(16)
Net foreign currency exchange differences	(88)	(174)	122	(116)	(256)
Balance at September 30, 2021	$7,471	$8,786	$14,785	$8,245	$39,287

Accumulated depreciation:
Balance at January 1, 2020	$(1,171)	$(950)	$(208)	$(88)	$(2,417)
Depreciation expense	(419)	(498)	(141)	(189)	(1,247)
Disposals	12	4	—	—	16
Non-cash disposals	—	130	—	17	147
Net foreign currency exchange differences	(35)	(90)	(7)	(3)	(135)
Balance at December 31, 2020	$(1,613)	$(1,404)	$(356)	$(263)	$(3,636)
Depreciation expense	(268)	(365)	(154)	(317)	(1,104)
Disposals	11	1	7	—	19
Assets reclassified as held for sale(3)	—	13	—	—	13
Assets held by subsidiaries disposed during the period(2)	663	—	—	—	663
Non-cash disposals	—	110	2	25	137
Net foreign currency exchange differences	7	60	—	6	73
Balance at September 30, 2021	$(1,200)	$(1,585)	$(501)	$(549)	$(3,835)

Accumulated fair value adjustments:
Balance at January 1, 2020	$2,212	$857	$317	$—	$3,386
Fair value adjustments	652	113	21	—	786
Net foreign currency exchange differences	70	78	—	—	148
Balance at December 31, 2020	$2,934	$1,048	$338	$—	$4,320
Assets held by subsidiaries disposed during the period(2)	(1,399)	—	—	—	(1,399)
Net foreign currency exchange differences	(24)	(56)	(2)	—	(82)
Balance at September 30, 2021	$1,511	$992	$336	$—	$2,839

Net book value:
December 31, 2020	$10,610	$8,341	$4,303	$8,330	$31,584
September 30, 2021(4)	$7,782	$8,193	$14,620	$7,696	$38,291
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
4.Includes right-of-use assets of $116 million in our utilities segment, $1,081 million in our transport segment, $315 million in our midstream segment and $2,375 million in our data segment. Current lease liabilities of $193 million have been included in accounts payable and other and non-current lease liabilities of $3,538 million have been included in other liabilities in the Consolidated Statement of Financial Position.
Q3 2021 INTERIM REPORT 23

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2020. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
Due to continuous changes in the macroeconomic environment and the interruption to global supply chains, our partnership reviewed the significant inputs to the valuation of our property, plant, and equipment. Based on our analysis, our property, plant and equipment remain largely unaffected by the global pandemic.
9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Cost	$15,123	$13,233
Accumulated amortization	(1,470)	(1,466)
Total	$13,653	$11,767
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Brazilian regulated gas transmission operation	$2,688	$2,903
Inter Pipeline(2)	2,562	—
North American rail operations	1,877	1,929
North American residential energy infrastructure operation	1,702	1,748
Peruvian toll roads	943	1,073
Indian telecom tower operation(2)	795	537
Brazilian electricity transmission operation	737	270
Indian toll roads(1)	675	714
U.K. telecom towers operation	480	491
U.K. port operation	288	292
Chilean toll roads(3)	—	825
Other(4)	906	985
Total	$13,653	$11,767
1.Indian toll roads include $613 million of intangible assets at our investment in Simhapuri Expressway Ltd and Rayalseema Expressway Private Limited and $62 million at BIF India Holdings Pte Ltd.
2.Refer to Note 6, Acquisition of Businesses, for further details.
3.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
4.Other intangibles are primarily comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.

Due to continuous changes in the macroeconomic environment and the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our intangible assets as of September 30, 2021. Based on the analysis performed, our intangible assets remain largely unaffected by the global pandemic. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.

The intangible assets at Inter Pipeline relate to long-term take-or-pay and fee-for-service contractual arrangements which are not materially impacted by volume or commodity price fluctuations. These customer relationships and shipping agreements are with investment grade counterparties. Revenues are recognized over time as transportation services are fulfilled. The intangible assets will be amortized on a straight-line basis over the estimated useful life.

The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets will be amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The intangible assets at Brookfield Infrastructure’s North American rail operations mainly relate to customer relationships, operating network agreements and track access rights. The business provides critical first and last mile rail services which connect large Class I railroad operators to end customers. Our North American freight revenue is diversified across numerous commodities and the business largely performed in line with expectations. Customer relationships and operating network agreements as well as trackage rights, which are long-term leases, are not expected to be negatively impacted in the long term.

The intangible assets at our North American residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. The business generates revenues under long-term contracts with a diversified customer base across North America and is exposed to minimum volume risk. The business has continued to benefit from strong volumes and organic growth initiatives during the three-month period ended September 30, 2021.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Cost at beginning of the period	$13,233	$15,695
Additions through business combinations	3,012	532
Additions, net of disposals	40	102
Assets reclassified as held for sale(1)	(972)	—
Non-cash additions (disposals)	281	(2,118)
Foreign currency translation	(471)	(978)
Ending Balance	$15,123	$13,233
1.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Accumulated amortization at beginning of the period	$(1,466)	$(1,309)
Non-cash disposals	19	216
Amortization	(382)	(458)
Assets reclassified as held for sale(1)	277	—
Foreign currency translation	82	85
Ending Balance	$(1,470)	$(1,466)
1.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
Q3 2021 INTERIM REPORT 25

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Balance at the beginning of the period	$5,528	$4,967
Share of earnings for the period	101	131
Foreign currency translation and other	(288)	(245)
Share of other comprehensive income	67	7
Distributions	(86)	(167)
Disposition of interest(1)	(336)	—
Change in basis of accounting(2),(3)	(43)	466
Acquisitions(4)	—	369
Ending Balance(5)	$4,943	$5,528
1.In March 2021, Brookfield Infrastructure sold an effective 13% interest in its U.S. gas pipeline for net proceeds of $412 million. Approximately $125 million of the proceeds were used to repay a shareholder loan. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $75 million in Other income (expense) in the Consolidated Statement of Operating Results. Based on our ownership interest and governance rights retained, our partnership will continue to equity account for this investment in the midstream segment.
2.On February 26, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated JMM effective February 26, 2021. Refer to Note 6, Acquisition of Businesses, for further details.
3.On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Our 49% retained interest was remeasured using the initial public offering price of $466 million. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity.
4.In September 2020, Brookfield Infrastructure, acquired an effective 6% interest in a U.S. LNG export terminal (“Sabine Pass”), Cheniere Energy Partners, L.P. for $369 million. Brookfield maintains a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, which holds an approximate 41% interest in Sabine Pass. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity.
5.The closing balance includes a shareholder loan of $375 million from our U.S. gas pipeline (2020: $500 million).
Due to the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our investments in associates and joint ventures as of September 30, 2021. Based on the analysis performed, our investments in associates and joint ventures remain largely unaffected by the global pandemic. Investments in associates and joint ventures represent long-term critical infrastructure supported by regulated or highly contracted revenues that provide stable and predictable cash flows.
The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Utilities	$249	$253
Transport	2,597	2,759
Midstream	1,016	1,372
Data	1,049	1,133
Corporate	32	11
Ending Balance	$4,943	$5,528
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Financial position:
Total assets	$53,306	$54,673
Total liabilities	(31,827)	(28,216)
Net assets	$21,479	$26,457

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Financial performance:
Total revenue	$3,950	$1,817	$11,812	$5,408
Total net income for the period	558	63	1,404	282
Brookfield Infrastructure’s share of net income before reclassification	24	17	114	76
Reclassification of previously recognized foreign currency movements	—	—	(13)	—
Brookfield Infrastructure’s share of net income	$24	$17	$101	$76
11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2026. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at September 30, 2021, draws on the credit facility were $646 million (2020: $1,131 million) and $61 million of letters of credit were issued (2020: $63 million).

	Maturity(2)	Annual Rate(2)	Currency	As of
				September 30, 2021	December 31, 2020
Corporate revolving credit facility	June 29, 2026	LIBOR plus 1.2%	US$	$646	$1,131
Corporate revolving credit facility	April 14, 2022	LIBOR plus 1.2%	US$	—	—
Commercial paper	October 22, 2021	0.3%	US$	498	—

Non-current:
Medium-term notes(1):
Public - Canadian	February 22, 2024	3.3%	C$	237	236
Public - Canadian	February 22, 2024	3.3%	C$	315	314
Public - Canadian	September 11, 2028	4.2%	C$	552	550
Public - Canadian	October 9, 2029	3.4%	C$	552	550
Public - Canadian	September 1, 2032	2.9%	C$	394	392
Subordinated notes(1):
Public - United States	May 24, 2081	5.0%	US$	250	—
				3,444	3,173
Deferred financing costs and other				(20)	(15)
Total				$3,424	$3,158
1.Refer to Note 13, Subsidiary Public Issuers, for further details.
2.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of September 30, 2021.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for four consecutive one-year terms, which would result in the facility ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of September 30, 2021, there were $nil (2020: $nil) borrowings outstanding.
Q3 2021 INTERIM REPORT 27

On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0%.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of September 30, 2021, there were $498 million of borrowing outstanding (2020: $nil).
On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility was secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, are delayed. The facility matures on April 14, 2022 and all amounts not previously repaid will be due on such date. All obligations under the facility are guaranteed by our partnership and its subsidiary, BIPC Holdings Inc. Loans under this facility accrue interest at LIBOR plus 1.2% with an annual unused commitment fee of 13 basis points. As of September 30, 2021, the balance remains undrawn (2020: $nil).
On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining C$200 million medium term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%.
The increase in corporate borrowings during the nine-month period ended September 30, 2021 is attributable to the issuance of $250 million subordinated notes, net proceeds of $498 million from our commercial paper program and the impact of a stronger Canadian dollar relative to the U.S. dollar. These increases were partially offset by net repayments on the revolving credit facility of $485 million.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Current	$2,765	$1,551
Non-current	23,597	18,469
Total	$26,362	$20,020
Non-recourse borrowings have increased as compared to December 31, 2020. The impact from recent dispositions and $1.2 billion of non-recourse borrowings reclassified as held for sale was more than offset by additional borrowings, primarily associated with the acquisition of Inter Pipeline and various growth initiatives.
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Partnership Capital	$25,361	$21,673
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(16,285)	(13,954)
Deficit	2,327	2,752
Accumulated other comprehensive income	(292)	(731)
Ownership changes and other	(485)	(527)
Invested Capital	$10,626	$9,213
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2021:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Opening balance	$9,413	$9,014	$9,213	$9,009
Net (redemptions) issuance of preferred units	(186)	195	8	195
Issuance of BIPC exchangeable shares	1,140	—	1,140	—
Issuance of BIPC exchangeable LP units	256	—	256	—
Issuance of limited partnership units	3	2	9	7
Ending balance	$10,626	$9,211	$10,626	$9,211
Weighted Average Invested Capital	$10,025	$9,034	$9,602	$9,018
13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012, between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Debt Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated unsecured notes under the U.S. Indenture maturing May 24, 2081 in the U.S. with a coupon of 5.0% (the “subordinated notes”).The subordinated notes are fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the BIP Guarantors and BIPC Holdings. The subordinated notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into units of a newly-issued series of Class A preferred limited partnership units of the partnership, being class A preferred limited partnership units, Series 15, upon the occurrence of an Automatic Exchange Event (as defined in the U.S. Indenture).
Q3 2021 INTERIM REPORT 29

On September 1, 2020, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 1, 2032 in the Canadian bond market with a coupon of 2.9%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On October 7, 2019, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. Our partnership swapped C$92 million of the total issuance to U.S. dollars on a matched maturity basis at an all-in rate of 3.5% and the remaining principal balance of the issuance was subsequently hedged using foreign exchange contracts. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of December 11, 2020 provides for the issuance of one or more series of senior preferred shares of BIPIC. The BIP Guarantors and BIPC Holdings will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
On February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative Class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative Class A preferred limited partnership units issued to the public, if and when issued.
The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$2,939	$2,939
Net income (loss) attributable to partnership(1)	225	—	—	45	368	(225)	413

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020
Revenues	$—	$—	$—	$—	$—	$2,209	$2,209
Net (loss) income attributable to partnership(1)	(26)	—	—	(301)	306	26	5

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021
Revenues	$—	$—	$—	$—	$—	$8,285	$8,285
Net income (loss) attributable to partnership(1)	506	—	—	180	775	(506)	955

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020
Revenues	$—	$—	$—	$—	$—	$6,351	$6,351
Net (loss) income attributable to partnership(1)	(41)	—	—	(450)	513	41	63

AS OF SEPTEMBER 30, 2021
Current assets	$—	$—	$—	$—	$—	$6,639	$6,639
Non-current assets	5,949	—	1,051	2,238	8,319	50,256	67,813
Current liabilities	—	—	252	—	—	9,932	10,184
Non-current liabilities	—	2,280	—	—	—	36,627	38,907
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,982	1,982
BIPC exchangeable shares	—	—	—	—	—	1,037	1,037
Exchangeable units(5)	—	—	—	—	—	83	83
In operating subsidiaries	—	—	—	—	—	16,285	16,285
Preferred unitholders	—	—	—	—	—	1,138	1,138

AS OF DECEMBER 31, 2020
Current assets	$—	$—	$—	$—	$—	$3,711	$3,711
Non-current assets	5,363	—	944	2,238	7,232	41,843	57,620
Current liabilities	—	—	77	—	—	5,447	5,524
Non-current liabilities	—	2,027	—	591	—	31,516	34,134
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,687	1,687
BIPC exchangeable shares	—	—	—	—	—	638	638
Exchangeable units(5)	—	—	—	—	—	12	12
In operating subsidiaries	—	—	—	—	—	13,954	13,954
Preferred unitholders	—	—	—	—	—	1,130	1,130
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
Q3 2021 INTERIM REPORT 31

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Utilities	$1,171	$1,035	$3,491	$3,037
Transport	909	899	2,628	2,564
Midstream	443	144	996	444
Data	416	131	1,170	306
Total	$2,939	$2,209	$8,285	$6,351
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
United States of America	$628	$573	$2,012	$1,688
Canada	620	363	1,455	1,054
India	467	131	1,272	337
United Kingdom	374	359	1,130	958
Brazil	302	237	870	735
Colombia	220	205	648	599
Australia	161	237	458	691
Chile	41	27	118	82
Peru	24	21	70	54
Other	102	56	252	153
Total	$2,939	$2,209	$8,285	$6,351
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the three and nine-month periods ended September 30, 2021, revenues generated from this customer within the utilities and data segments were $371 million and $1,038 million, respectively (2020: $69 million and $138 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. PARTNERSHIP CAPITAL
As at September 30, 2021, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	1.6	1.6	295.4	293.5	297.0	295.1
Issued for cash	—	—	0.2	0.2	0.2	0.2
Conversion from Exchange LP Units	—	—	0.1	0.3	0.1	0.3
Conversion from BIPC exchangeable shares	—	—	—	1.4	—	1.4
Ending balance	1.6	1.6	295.7	295.4	297.3	297.0
Weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2021 were 1.6 million (2020: 1.6 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020: 295.3 million and 294.5 million).

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	$19	$19	$5,526	$5,495	$5,545	$5,514
Unit issuance	—	—	9	9	9	9
Conversion from Exchange LP Units	—	—	1	3	1	3
Conversion from BIPC exchangeable shares	—	—	1	19	1	19
Ending balance	$19	$19	$5,537	$5,526	$5,556	$5,545
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ending September 30, 2021, our partnership issued 0.2 million units for proceeds of $9 million (2020: less than 0.2 million units for proceeds of $7 million).
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	121.9	121.9
Issued for cash	—	—
Ending balance	121.9	121.9
The weighted average number of Redeemable Partnership Units outstanding for the three and nine-month periods ended September 30, 2021 was 121.9 million (2020: 121.9 million).
Q3 2021 INTERIM REPORT 33

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	$2,328	$2,328
Unit issuance	—	—
Ending balance	$2,328	$2,328
(c) Non-controlling interest – BIPC exchangeable shares

	Non-controlling interest – BIPC exchangeable shares
SHARES MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	44.9	—
Unit issuance	17.9	—
Non-cash issuance	—	46.3
Conversion to limited partnership units	—	(1.4)
Conversion from BIPC exchangeable LP units	0.2	—
Ending balance	63.0	44.9

	Non-controlling interest – BIPC exchangeable shares
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	$(19)	$—
Unit issuance	1,140	—
Conversion to limited partnership units	(1)	(19)
Conversion from BIPC exchangeable LP units	2	—
Ending balance	$1,122	$(19)
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46.3 million BIPC exchangeable shares to unitholders as part of a special distribution. The distribution resulted in no cash proceeds to the partnership. The BIPC exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the BIPC exchangeable shares are presented as a component of non-controlling interests. Refer to Note 2, Summary of Accounting Policies, for further details.
During August and September 2021, BIPC issued 17.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of IPL. Refer to Note 6, Acquisition of Businesses, for further details. As a result of the issuance, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership.
During the nine-month period ended September 30, 2021, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares for less than $1 million of our units.
On July 29, 2020, Brookfield completed a secondary offering of BIPC exchangeable shares for approximately 5 million shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. This transaction was conducted between BIPC and Brookfield and does not impact the partnership capital of our partnership.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(d) Non-controlling interest – Exchangeable Units

	Non-controlling interest – Exchangeable units
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	1.0	1.2
Special distribution	—	0.1
Issuance of BIPC exchangeable LP units	4.0	—
Conversion to BIPC exchangeable shares	(0.2)	—
Conversion to limited partnership units	(0.1)	(0.3)
Ending balance(1)	4.7	1.0

	Non-controlling interest – Exchangeable units
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	$156	$159
Issuance of BIPC exchangeable LP units	256	—
Conversion to BIPC exchangeable shares	(2)	—
Conversion to limited partnership units	(1)	(3)
Ending balance(1)	$409	$156
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During August and September 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 4.0 million BIPC exchangeable LP units for a fair value of $256 million in connection with the acquisition of IPL. Refer to Note 6, Acquisition of Businesses, and Note 2, Summary of Accounting Policies, for further details.
During the nine-month period ended September 30, 2021, Exchange LP unitholders exchanged less than 0.1 million Exchange LP units for less than $1 million of our units.
During the nine-month period ended September 30, 2021, BIPC Exchangeable LP unitholders exchanged less than 0.2 million BIPC exchangeable LP units for less than $2 million of BIPC exchangeable share units.
On March 31, 2020, the partnership executed a special distribution of its Exchange LP units whereby each Exchange LP unitholder received one additional Exchange LP unit for every nine Exchange LP units held. The special distribution resulted in no cash proceeds to the partnership. In total, 0.1 million Exchange LP units were issued.
Q3 2021 INTERIM REPORT 35

(e) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	57.9	49.9
Issued for cash	8.0	8.0
Repurchased and cancelled	(10.0)	—
Ending balance	55.9	57.9

	Preferred Units
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2021	As of and for the 12 month period ended Dec. 31, 2020
Opening balance	$1,130	$935
Unit issuance	194	195
Repurchased and cancelled	(186)	—
Ending balance	$1,138	$1,130
On September 30, 2021 our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million. Losses on redemption of $20 million were recognized directly in equity.
On January 21, 2021, our partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance will be used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
On September 21, 2020, our partnership issued 8 million Series 13 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.125% annually. In total, $200 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred. Net proceeds of the issuance will be used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

16. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into limited partner units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the three-month period ended Sept 30
	2021		2020
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit(2)
Limited Partners	$151	$0.51	$143	$0.485
General Partner(1)	53		46
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	61	0.51	59	0.485
BIPC exchangeable shares	32	0.51	22	0.485
Exchangeable units(3)	3	0.51	1	0.485
Preferred unitholders	18	0.27	12	0.24
Total Distributions	$318		$283

	For the nine-month period ended September 30
	2021		2020
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit(2)
Limited Partners	$453	$1.53	$444	$1.455
General Partner(1)	153		139
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	185	1.53	182	1.455
BIPC exchangeable shares	78	1.53	44	1.455
Exchangeable units(3)	5	1.53	3	1.455
Preferred unitholders	52	0.79	36	0.72
Total Distributions	$926		$848
1.Distributions to the General Partner include $52 million and $152 million of incentive distributions for the three and nine-month periods ended September 30, 2021, respectively.
2.Our partnership paid a distribution of $0.5375 per unit in March 2020. On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 46.3 million BIPC exchangeable shares. Per unit disclosures for the nine-month period ended September 30, 2020 have been retroactively adjusted for the impact of the special distribution. Refer to Note 2, Summary of Accounting Policies, for further details.
3.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
For the period up until June 30, 2020, holders of the Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Units”), received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter).

Q3 2021 INTERIM REPORT 37

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$1,015	$(1,562)	$37	$(14)	$39	$(36)	$973	$452
Other comprehensive (loss) income(1)	(50)	(146)	2	37	98	5	42	(12)
Issuance of BIPC exchangeable shares and BIPC exchangeable LP units(2)	(99)	231	(6)	12	(10)	4	(137)	(5)
Other items(3)	(265)	—	—	—	—	—	—	(265)
Balance at September 30, 2021	$601	$(1,477)	$33	$35	$127	$(27)	$878	$170

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473
Other comprehensive (loss) income	(16)	(565)	43	(28)	39	—	5	(522)
Issuance of BIPC exchangeable shares(4)	—	18	—	—	—	—	—	18
Other items(5),(6)	(59)	(31)	—	—	—	—	—	(90)
Balance at September 30, 2020	$824	$(1,902)	$73	$(110)	$39	$(18)	$973	$(121)
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$7	$(12)	$2	$1	$—	$—	$5	$3
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)
Issuance of BIPC exchangeable shares and BIPC exchangeable LP units(2)	(3)	4	(2)	(1)	1	—	—	(1)
Balance at September 30, 2021	$4	$(9)	$—	$—	$1	$—	$5	$1

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$6	$(9)	$2	$—	$—	$—	$5	$4
Other comprehensive loss	—	(3)	—	—	—	—	—	(3)
Balance at September 30, 2020	$6	$(12)	$2	$—	$—	$—	$5	$1
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$438	$(647)	$17	$(9)	$13	$(12)	$409	$209
Other comprehensive (loss) income(1)	(20)	(61)	1	15	40	2	17	(6)
Issuance of BIPC exchangeable shares and BIPC exchangeable LP units(2)	(61)	95	(3)	8	—	(1)	(64)	(26)
Other items(3)	(109)	—	—	—	—	—	—	(109)
Balance at September 30, 2021	$248	$(613)	$15	$14	$53	$(11)	$362	$68
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223
Other comprehensive (loss) income	(7)	(234)	18	(12)	15	(1)	3	(218)
Issuance of BIPC exchangeable shares(4)	—	5	—	—	—	—	—	5
Other items(5),(6)	(25)	(13)	—	—	—	—	—	(38)
Balance at September 30, 2020	$359	$(788)	$32	$(49)	$13	$(5)	$410	$(28)
d) Attributable to Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$27	$28	$(6)	$22	$5	$(3)	$(11)	$62
Other comprehensive (loss) income(1)	(8)	(26)	1	5	15	—	8	(5)
Issuance of BIPC exchangeable shares and BIPC exchangeable LP units(2)	155	(308)	11	(20)	8	(3)	189	32
Other items(3)	(42)	—	—	—	—	—	—	(42)
Balance at September 30, 2021	$132	$(306)	$6	$7	$28	$(6)	$186	$47

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	—	10	(1)	7	5	(1)	(11)	9
Issuance of BIPC exchangeable shares(4)	—	(23)	—	—	—	—	—	(23)
Other items(5),(6)	(2)	—	—	—	—	—	—	(2)
Balance at September 30, 2020	$(2)	$(13)	$(1)	$7	$5	$(1)	$(11)	$(16)
Q3 2021 INTERIM REPORT 39

e) Attributable to Non-controlling interest – Exchangeable units(7)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$4	$(1)	$—	$—	$—	$—	$2	$5
Issuance of BIPC exchangeable shares and BIPC exchangeable LP units(2)	8	(21)	—	1	1	—	12	1
Balance at September 30, 2021	$12	$(22)	$—	$1	$1	$—	$14	$6

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive loss	—	(2)	—	—	—	—	—	(2)
Balance at September 30, 2020	$3	$(1)	$—	$(1)	$—	$—	$2	$3

1.On May 24, 2021, Finance Bill 2021 in the U.K. became substantively enacted. As a result, effective April 2023, the U.K. tax rate will increase from 19% to 25%. During the three and nine-month periods ended September 30, 2021, net income and accumulated other comprehensive income included $178 million and $90 million of deferred tax expenses, respectively, related to the rate change.
2.In relation to the issuance of BIPC exchangeable shares and BIPC exchangeable LP units, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 15, Partnership Capital, for further details.
3.In relation to the disposition of our smart meters business in the U.K., a 25% interest in our Canadian district energy operation and a 40% interest in our U.S. district energy operation, $416 million of accumulated other comprehensive (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.
4.In relation to the special distribution of BIPC, $23 million of accumulated other comprehensive income was reallocated to BIPC exchangeable shares. Refer to Note 2, Summary of Accounting Policies, for further details.
5.In relation to the partial disposition of a further 33% interest in our Chilean toll road business, $44 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital.
6.In relation to the disposition of a 17% interest in our Colombian regulated distribution operation, $61 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
7.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units. Refer to Note 2, Summary of Accounting Policies, for further details.
18. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and nine-month periods ended September 30, 2021 (2020: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $99 million and $284 million respectively, for the three and nine-month periods ended September 30, 2021 (2020: $83 million and $211 million). As of September 30, 2021, $97 million was outstanding as payable to the Service Provider (December 31, 2020: $89 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of September 30, 2021, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2020: $21 million) and a loan payable of $26 million to a subsidiary of Brookfield (December 31, 2020: $82 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2021, our net deposit from Brookfield was $nil (December 31, 2020: $545 million) and Brookfield Infrastructure incurred interest expense of less than $1 million and $3 million for three and nine-month periods ended September 30, 2021, respectively (2020: less than $1 million for the three and nine-month periods). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2021, there were no borrowings outstanding (December 31, 2020: $nil).
On April 28, 2021, Brookfield Infrastructure transferred an investment funded by our partnership on behalf of future institutional partners to Brookfield. In connection with the transfer, our partnership received approximately $25 million from Brookfield. Separately, on July 1, 2021, Brookfield transferred an investment to Brookfield Infrastructure. The transfer was completed at fair value and in consideration, our partnership paid $50 million to Brookfield.
As at September 30, 2021, Brookfield Infrastructure had $45 million of corporate borrowings outstanding to a subsidiary of Brookfield, $6 million of non-recourse borrowings outstanding to an associate of Brookfield and approximately $0.8 billion of net payables to a subsidiary of Brookfield, representing funding provided on behalf of Brookfield Infrastructure in connection with the acquisition of Inter Pipeline. Brookfield Infrastructure repaid its obligation with respect to Inter Pipeline subsequent to quarter end. As at September 30, 2021, associates of Brookfield Infrastructure had $175 million of non-recourse borrowings outstanding to subsidiaries and associates of Brookfield.
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2021, revenues of less than $1 million and $4 million were generated, respectively (2020: $6 million and $13 million) and expenses of less than $1 million were incurred (2020: $3 million and $6 million). In addition, subsidiaries of Brookfield Infrastructure reported right-of-use assets and liabilities with Brookfield Property Partners L.P. of $12 million (December 31, 2020: $12 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and nine-month periods ended September 30, 2021, revenues of $1 million and $3 million, respectively, were generated (2020: less than $1 million and $2 million).
Q3 2021 INTERIM REPORT 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission(1)	• North & South America, Asia Pacific
	• Commercial & Residential Distribution(1)	• North & South America, Europe

Transport
Provide transportation for freight, commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Toll Roads	• South America, Asia Pacific
	• Diversified Terminals(1)	• North America, Europe & Asia Pacific

Midstream(1)
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data(1)
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• Europe, Asia Pacific
	• Data Storage	• North & South America, Asia Pacific
1.During the fourth quarter of 2020, our partnership conducted a comprehensive review of our operating segments. To better align with how our Chief Operating Decision Maker reviews and evaluates our operations, our district energy and Indian natural gas operations were reallocated to our regulated distribution and regulated transmission subsegments, respectively, within our utilities segment. Our Australian export terminal was reallocated to our ports subsegment, within our transport segment. Our regulated distribution subsegment was renamed commercial and residential distribution, our ports subsegment was renamed diversified terminals, our energy segment was renamed to midstream and our data infrastructure segment was renamed to data.
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 5, 2021 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds from Operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. Refer to the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of Adjusted Funds from Operations (“AFFO”) that we utilize to fund all of our internally funded growth capital expenditures.
On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“BIPC exchangeable shares”). Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution in 2020 was $1.94 per unit, or $0.4850 per unit quarterly, as adjusted to reflect the special distribution.
In light of the current prospects for our business, the board of directors of our General Partner approved a 5% increase in our quarterly distribution to $0.51 per unit (or $2.04 per unit annualized), starting with the distribution paid in March 2021, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Over the last 10 years, we have increased our annual distribution from $0.79 per unit to $2.04 per unit, a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2020. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, redeemable partnership units held by Brookfield, Exchange LP Units held by public unitholders and BIPC exchangeable shares held by public shareholders and Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
Q3 2021 INTERIM REPORT 43

On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Finally, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC exchangeable LP units in connection with the acquisition of Inter Pipeline Ltd (“IPL,” or “Inter Pipeline”) in August 2021. BIPC exchangeable LP units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC exchangeable LP units as a component of non-controlling interests.
References to “Exchangeable units” throughout this MD&A refer to non-controlling interest attributable to BIPC Exchangeable LP units and Exchange LP units.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. Refer to the “Reconciliation of Operating Segment Measures” section of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of September 30, 2021 and December 31, 2020 and for the three and nine-month periods ended September 30, 2021 and 2020. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2021	2020	2021	2020
Summary Statements of Operating Results
Revenues	$2,939	$2,209	$8,285	$6,351
Direct operating costs	(1,607)	(1,185)	(4,386)	(3,487)
General and administrative expenses	(102)	(86)	(293)	(219)
Depreciation and amortization expense	(525)	(411)	(1,486)	(1,186)
Interest expense	(368)	(278)	(1,085)	(807)
Share of earnings from investments in associates and joint ventures	24	17	101	76
Mark-to-market on hedging items	(24)	(66)	(4)	57
Other income (expense)	314	16	1,658	(218)
Income tax expense	(115)	(68)	(535)	(237)
Net income	536	148	2,255	330
Net income attributable to our partnership(1)	413	5	955	63
Net income (loss) per limited partnership unit	$0.72	$(0.12)	$1.60	$(0.22)
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Three-month period ended September 30, 2021 and 2020
Net income for the three-month period ended September 30, 2021 was $536 million, of which $413 million ($0.72 per unit) was attributable to our partnership. This compares to net income of $148 million in the prior year, of which $5 million (a loss of $0.12 per unit) was attributable to our partnership. Net income increased compared to the prior year as the current period benefited from organic growth at the high-end of our target range, contributions from recently closed acquisitions, and a gain on the sale of our U.S. district energy operation which closed in July.
Revenues for the three-month period ended September 30, 2021 were $2,939 million, which represents an increase of $730 million compared to the same period in 2020. Revenues from our data segment increased by $284 million predominately as a result of the acquisition of our Indian telecom tower operation. Revenues from our utilities segment increased by $105 million as a result of organic growth and initial contributions from our recently acquired European residential infrastructure business, partially offset by the impact from the disposition of our North American district energy operations. Revenues from our transport segment increased by $4 million due to organic growth and return of volumes to pre-shutdown levels, which were mostly offset by the deconsolidation of our Australian export terminal in December 2020. Our midstream segment contributed additional revenues of $291 million predominantly as a result of the acquisition of Inter Pipeline. Foreign exchange increased our U.S. dollar revenues by $46 million, as all of the major currencies in which we operate appreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the three-month period ended September 30, 2021 were $1,607 million, an increase of $422 million compared to the three-month period ended September 30, 2020. Direct costs increased from the prior year due to $357 million of incremental costs associated with recently acquired businesses and $130 million of costs associated with organic growth initiatives. The impact of foreign exchange further increased our U.S. dollar costs by $22 million. These increases were partially offset by the deconsolidation of our Australian export terminal and the disposition of our North American district energy operations.
General and administrative expenses totaled $102 million for the three-month period ended September 30, 2021, an increase of $16 million compared to the three-month period ended September 30, 2020. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to a higher trading price of our outstanding securities and unit/share count.
Depreciation and amortization expense for the three-month period ended September 30, 2021 was $525 million, an increase of $114 million compared to the same period in 2020. This increase is primarily associated with incremental charges from recently completed acquisitions and foreign exchange.
Interest expense for the three-month period ended September 30, 2021 was $368 million, an increase of $90 million compared to the same period in 2020. Interest expense increased primarily as a result of additional asset-level borrowings associated with acquisitions completed during the past year, partially offset by the impact of dispositions.
Our partnership’s share of earnings from investments in associates and joint ventures increased by $7 million when compared to the three-month period ended September 30, 2020. The increase is primarily associated with contributions from our U.S. LNG export terminal acquired in September of last year and our share of gains recognized on foreign exchange contracts held within our Brookfield-sponsored private infrastructure funds. The gains were partially offset by the sale of 25% of our interest in our U.S. gas pipeline in March 2021.
Mark-to-market losses on hedging items for the three-month period ended September 30, 2021 were $24 million, compared to losses of $66 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. During the period, foreign exchange rates depreciated relative to the U.S. dollar, resulting in greater unrealized gains on our corporate hedging program as compared to the three-month period ended September 30, 2020.
Other income for the three-month period ended September 30, 2021 was $314 million, compared to $16 million for the same period in 2020. Current quarter results included gains recognized on the disposition of our U.S. district energy operation. These gains were partially offset by other expenses, including accretion expenses associated with the deferred consideration at our Brazilian regulated gas transmission business and asset retirement obligations, and non-recurring transaction costs related to the acquisition of Inter Pipeline.
Q3 2021 INTERIM REPORT 45

Income tax expense for the three-month period ended September 30, 2021 was $115 million compared to $68 million for the same period in 2020. Income tax expense increased from prior year as a result of organic growth and incremental charges associated with investments completed in the last twelve months. The current period was also impacted by an increase in the future Colombian income tax rate from 31% to 35%, which resulted in $15 million of additional charges during the period.
Nine-month period ended September 30, 2021 and 2020
Net income for the nine-month period ended September 30, 2021 was $2,255 million, of which $955 million ($1.60 per unit) was attributable to our partnership. This compares to net income of $330 million in the prior year, of which $63 million (a loss of $0.22 per unit) was attributable to our partnership. Current year results benefited from gains realized from the disposition of our Canadian and U.S. district energy operations, our portfolio of smart meters in the U.K., as well as the partial disposition of our U.S. gas pipeline. Foreign exchange, and organic growth across our segments each contributed positively to net income during the period. These positive factors were partially offset by an increase in the future U.K. tax rate which reduced income by $147 million compared to the prior year and non-recurring transaction costs related to the acquisition of Inter Pipeline.
Revenues for the nine-month period ended September 30, 2021 were $8,285 million, which represents an increase of $1,934 million compared to the same period in 2020. Our midstream segment contributed additional revenues of $520 million predominantly as a result of organic growth, the acquisition of Inter Pipeline, and operational strength and preparedness of our gas storage business through the extreme weather conditions experienced in the U.S. during the first quarter of 2021. Revenues from our data segment increased by $858 million, primarily as a result of the acquisition of our Indian telecom tower operation. Revenues from our utilities segment increased by $376 million as a result of inflation indexation, additions to the rate base, and initial contributions from our recently acquired European residential infrastructure business. These increases were partially offset by the impact of the disposition of our North American district energy operations. While we experienced the benefits of higher volume from our transport segment, revenues decreased by $10 million as a result of the partial disposition and deconsolidation of our Australian export terminal in December 2020. Foreign exchange increased our U.S. dollar revenues by $190 million, as most of the major currencies in which we operate appreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the nine-month period ended September 30, 2021 were $4,386 million, an increase of $899 million compared to the nine-month period ended September 30, 2020. Direct costs increased from the prior year due to $686 million of incremental costs associated with recently acquired businesses, $253 million of costs associated with organic growth initiatives and the impact of foreign exchange, which increased our U.S. dollar costs by $133 million. These increases were partially offset by the deconsolidation of our Australian export terminal and the disposition of our North American district energy operations.
General and administrative expenses totaled $293 million for the nine-month period ended September 30, 2021, an increase of $74 million compared to the nine-month period ended September 30, 2020. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to a higher trading price of our units, exchangeable shares issued and additional borrowings incurred to fund our recent growth initiatives.
Depreciation and amortization expense for the nine-month period ended September 30, 2021 was $1,486 million, an increase of $300 million compared to the same period in 2020. This increase is primarily associated with incremental charges from recently completed acquisitions, foreign exchange, as well as the impact of higher asset values following our annual revaluation process.
Interest expense for the nine-month ended September 30, 2021 was $1,085 million, an increase of $278 million compared to the same period in 2020. Interest expense increased primarily as a result of additional asset-level borrowings associated with acquisitions completed during the past year, partially offset by the impact of the dispositions.
Our partnership’s share of earnings from investments in associates and joint ventures was $101 million for the nine-month period ended September 30, 2021, an increase of $25 million relative to the same period in 2020. The increase is the result of contributions from the acquisition of our U.S. LNG export terminal and organic growth initiatives.
Mark-to-market losses on hedging items for the nine-month period ended September 30, 2021 were $4 million, compared to gains of $57 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Other income for the nine-month period ended September 30, 2021 was $1,658 million, compared to expenses of $218 million for the same period in 2020. Current quarter results included gains recognized on the disposition of 25% of our interest in our U.S. gas pipeline, our North American district energy operations and our smart meters portfolio in the U.K. These gains were partially offset by other expenses, including accretion expenses associated with the deferred consideration at our Brazilian regulated gas transmission business and asset retirement obligations, and non-recurring acquisition costs.
Income tax expense for the nine-month period ended September 30, 2021 was $535 million compared to $237 million for the same period in 2020. The increase is primarily due to an increase in the future U.K. income tax rate from 19% to 25% which resulted in $178 million of additional deferred tax charges during the second quarter of 2021, compared to $31 million in the first quarter of 2020, when the future U.K. income tax rate changed from 17% to 19%. Income tax expense further increased from the prior year as a result of an increase in the future Colombian income tax rate from 31% to 35%, which resulted in $15 million of additional charges during the period, organic growth, foreign exchange, and incremental charges associated with investments completed in during the past year.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2021	December 31, 2020
Cash and cash equivalents	$1,840	$867
Property, plant and equipment	38,291	31,584
Intangible assets	13,653	11,767
Total assets	74,452	61,331
Corporate borrowings	3,424	3,158
Non-recourse borrowings	26,362	20,020
Total liabilities	49,091	39,658
Limited Partners’ capital	4,811	4,233
General Partner capital	25	19
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,982	1,687
Non-controlling interest – BIPC exchangeable shares	1,037	638
Non-controlling interest – Exchangeable units(1)	83	12
Partnership capital attributable to the partnership(2)	7,938	6,589
Non-controlling interest – in operating subsidiaries	16,285	13,954
Preferred unitholders	1,138	1,130
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - Exchangeable LP Units and non-controlling interests - BIPC exchangeable shares.
Total assets were $74.5 billion at September 30, 2021, compared to $61.3 billion at December 31, 2020. Acquisitions completed in 2021, organic growth initiatives and financial asset mark-to-market movements increased consolidated assets by $19.3 billion. These increases were partly offset by the impact of dispositions completed during the year, foreign exchange and depreciation and amortization expense, which reduced total assets by $3.5 billion, $1.1 billion and $1.5 billion, respectively.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Our partnership has assessed the impact of the economic environment on our asset valuations, including our property, plant and equipment, intangible assets, and investments in associates and joint ventures. In making these assessments, we have assumed that the sharp curtailment in economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. Our operations have demonstrated resilience to global economic disruptions since the outbreak. Furthermore, our assets are geographically dispersed, diversified across operating segments, and largely underpinned by regulated tariffs or highly contracted cash flows. Based on our partnership’s assessment, our asset values remain largely unaffected by the global pandemic.
As compared to December 31, 2020, property, plant and equipment increased from $31.6 billion to $38.3 billion as the impact of recently completed acquisitions were partially offset by depreciation expense, the disposition of our North American district energy operations and smart meter portfolio in the U.K, and the impact of foreign exchange. Intangible assets increased from $11.8 billion to $13.7 billion predominately as a result of acquisitions completed during the year, partially offset by amortization expense of $0.4 billion, $0.7 billion of assets reclassified as held for sale and the impact of foreign exchange.
Corporate borrowings increased by $0.3 billion since December 31, 2020. The increase is attributable to the issuance of $250 million subordinated notes, net proceeds of $498 million from our commercial paper program and the impact of a stronger Canadian dollar relative to the U.S. dollar. These increases were partially offset by net repayments on the revolving credit facility of $485 million.
Q3 2021 INTERIM REPORT 47

Non-recourse borrowings have increased as compared to December 31, 2020. The impact from recent dispositions and $1.2 billion of non-recourse borrowings reclassified as held for sale was more than offset by additional borrowings, primarily associated with the acquisition of Inter Pipeline and various growth initiatives.
Partnership capital attributable to the partnership increased by $1.3 billion since December 31, 2020. The increase is attributable to income generated from operations and equity issued in connection with the acquisition of Inter Pipeline, partially offset by the impact of distributions paid to our unitholders.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2021	December 31, 2020	Change	2021	2020	Change	2021	2020	Change
Australian dollar	0.7227	0.7694	(6)%	0.7347	0.7152	3%	0.7589	0.6773	12%
Brazilian real	0.1838	0.1924	(4)%	0.1913	0.1860	3%	0.1876	0.1969	(5)%
British pound	1.3474	1.3670	(1)%	1.3779	1.2919	7%	1.3851	1.2712	9%
Canadian dollar	0.7886	0.7853	—%	0.7939	0.7507	6%	0.7994	0.7393	8%
Indian rupee	0.0135	0.0137	(1)%	0.0135	0.0134	1%	0.0136	0.0135	1%
As at September 30, 2021, our consolidated partnership capital of $25.4 billion was invested in the following currencies: Canadian dollars - 38%; United States dollars - 17%; , Indian rupees - 14%; Brazilian reais - 9%; British pounds - 8%; Australian dollars - 8%; and other currencies - 6%. As a result of our currency hedging program, 67% of our partnership capital is effectively denominated in U.S. dollars. The period end currency exchange rates relative to the U.S. dollar as at September 30, 2021 were lower than December 31, 2020 for most of our significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations relative to December 31, 2020.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Australian dollar	$(74)	$55	$(126)	$(39)
Brazilian real	(279)	(105)	(162)	(1,335)
British pound	(86)	137	(13)	(85)
Canadian dollar	(113)	64	36	(65)
Indian rupee	32	85	(44)	(7)
Other	29	24	(132)	71
	(491)	260	(441)	(1,460)
Currency hedges(1)	118	(70)	119	136
	$(373)	$190	$(322)	$(1,324)
Attributable to:
Unitholders	$(180)	$65	$(116)	$(718)
Non-controlling interests	(193)	125	(206)	(606)
	$(373)	$190	$(322)	$(1,324)
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and nine-month periods ended September 30, 2021 was a loss of $373 million and $322 million, respectively.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian, European, British, and New Zealand currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. With the exception of the Brazilian real for the nine-month period ended September 30, 2021, the average exchange rates of the major currencies we operate in appreciated relative to the prior year, increasing U.S. dollar revenue and net income in these currencies.
Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2021			2020				2019
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$2,939	$2,663	$2,683	$2,534	$2,209	$1,946	$2,196	$1,655
Direct operating costs	(1,607)	(1,433)	(1,346)	(1,356)	(1,185)	(1,063)	(1,239)	(907)
Earnings from investments in associates and joint ventures	24	10	67	55	17	11	48	136
Expenses
Interest	(368)	(362)	(355)	(372)	(278)	(247)	(282)	(222)
General and administrative	(102)	(96)	(95)	(93)	(86)	(72)	(61)	(79)
Valuation items
Fair value changes and other	290	1,302	62	379	(50)	(103)	(8)	(191)
Depreciation and amortization	(525)	(492)	(469)	(519)	(411)	(375)	(400)	(282)
Income tax expense	(115)	(286)	(134)	(54)	(68)	(63)	(106)	(84)
Net income	536	1,306	413	574	148	34	148	26
Net income attributable to others	311	1,114	324	392	174	101	96	39
Net income (loss) attributable to limited partners	225	192	89	182	(26)	(67)	52	(13)
Net income (loss) income per limited partnership unit	$0.72	$0.61	$0.27	$0.59	$(0.12)	$(0.25)	$0.13	$(0.06)
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements on derivatives, and other income and expenses.
Despite a challenging economic backdrop, our business has delivered financial results that were in line with expectations. This is attributable to significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in and, cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Q3 2021 INTERIM REPORT 49

Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings, which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2021	2020	2021	2020
Net income attributable to partnership(1)	$413	$5	$955	$63
Net income (loss) per limited partnership unit(2)	0.72	(0.12)	1.60	(0.22)
Funds from Operations (FFO)(3)	422	365	1,247	1,056
Per unit FFO(4)	0.89	0.79	2.66	2.27
Adjusted Funds from Operations (AFFO)(5)	323	285	1,012	851
Return on invested capital(6)	12%	11%	13%	11%
Adjusted EBITDA(7)	596	485	1,784	1,429
Adjusted earnings(8)	160	144	521	414
Adjusted earnings per unit(4)	0.34	0.31	1.11	0.89
Distributions per unit(9)	0.510	0.485	1.530	1.455
FFO payout ratio(10)	75%	78%	74%	80%
AFFO payout ratio(11)	98%	99%	92%	100%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020: 295.3 million and 294.5 million). Net income per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
3.FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.
4.Average units outstanding during the three and nine-month periods ended September 30, 2021 were 473.8 million and 468.0 million, respectively (2020: 464.9 million and 464.9 million, adjusted for the BIPC special distribution).
5.AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.
6.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three and nine-month periods ended September 30, 2021 were $32 million and $110 million, respectively. (2020: $30 million and $91 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
7.Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
8.Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.
9.On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 46.3 million BIPC exchangeable shares. Per unit disclosures for the nine-month period ended September 30, 2020 have been retroactively adjusted for the impact of the special distribution.
10.FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
11.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended September 30, 2021, FFO totaled $422 million ($0.89 per unit) compared to FFO of $365 million ($0.79 per unit) for the same quarter in 2020. Results for the quarter benefited from organic growth of 9% due to the benefits of higher inflation on our regulated and contracted assets, as well as higher volumes and market sensitive revenues at our midstream assets. Results also benefited from a recovery of volumes to pre-shutdown levels, particularly at our U.K. residential distribution business and our global toll road portfolio, as well as the net contribution from our asset rotation program, including the initial contribution from Inter Pipeline.
The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Statements of Operating Results(1)	2021	2020	2021	2020
Net income (loss) by segment
Utilities	$85	$62	$328	$158
Transport	48	56	89	51
Midstream	18	10	113	47
Data	—	1	(2)	(7)
Corporate	262	(124)	427	(186)
Net income	$413	$5	$955	$63
Adjusted EBITDA by segment
Utilities	$236	$219	$710	$636
Transport	250	200	722	569
Midstream	128	87	395	269
Data	84	65	250	174
Corporate	(102)	(86)	(293)	(219)
Adjusted EBITDA	$596	$485	$1,784	$1,429
FFO by segment
Utilities	$182	$169	$538	$491
Transport	181	154	516	420
Midstream	103	66	309	203
Data	58	50	178	135
Corporate	(102)	(74)	(294)	(193)
FFO	$422	$365	$1,247	$1,056
Q3 2021 INTERIM REPORT 51

US$ MILLIONS	As of
Statements of Financial Position(1)	September 30, 2021	December 31, 2020
Total assets by segment
Utilities	$5,937	$6,814
Transport	8,873	9,155
Midstream	9,056	3,829
Data	3,329	3,338
Corporate	(1,822)	(2,062)
Total assets	$25,373	$21,074
Net debt by segment
Utilities	$3,607	$3,918
Transport	4,892	4,946
Midstream	4,750	1,584
Data	1,494	1,343
Corporate	2,692	2,694
Net debt	$17,435	$14,485
Partnership capital by segment
Utilities	$2,330	$2,896
Transport	3,981	4,209
Midstream	4,306	2,245
Data	1,835	1,995
Corporate	(4,514)	(4,756)
Partnership capital	$7,938	$6,589
1.The above tables provide each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS.
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream and data. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. Refer to the “Discussion of Segment Reconciling Items” of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity, district energy and natural gas connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 5,300 kilometers of transmission lines in Brazil, of which approximately 2,900 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 7.0 million connections, predominantly electricity and natural gas
•Provides residential infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.9 million customers annually in Canada and the United States
•Approximately 330,000 long-term contracted sub-metering services within Canada
Q3 2021 INTERIM REPORT 53

Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Rate base	$5,597	$4,761	$5,597	$4,761
Funds from Operations (FFO)(1)	182	169	538	491
Maintenance capital expenditures	(11)	(6)	(27)	(22)
Adjusted Funds from Operations (AFFO)(1)	$171	$163	$511	$469
Return on rate base(2),(3)	12%	12%	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2.Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
3.Return on rate base excludes the impact of connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows that we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended September 30, 2021, our utilities segment generated FFO of $182 million, compared to $169 million for the same period in the prior year. FFO increased by 8% due to a recovery in connections activity at our U.K. regulated distribution business, as well as organic growth of 7% driven by inflation indexation and capital commissioned into rate base. Results also benefited from the contribution associated with the acquisition of the remaining interest in our Brazilian regulated gas transmission operation completed at the end of April. Prior year results included contributions from our U.K. smart meter portfolio and North American district energy platform which were divested earlier this year.
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020	2021	2020	2021	2020
Commercial & Residential Distribution	$126	$134	$393	$321	$106	$107	$316	$252
Regulated Transmission	110	85	317	315	76	62	222	239
Total	$236	$219	$710	$636	$182	$169	$538	$491
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2021, our commercial and residential distribution operations generated Adjusted EBITDA of $126 million and FFO of $106 million, compared to $134 million and $107 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from the impacts of inflation indexation, capital commissioned into rate base over the last 12 months, and a recovery in connections activity at our U.K. regulated distribution business. Prior year results included contributions from our U.K. smart meter portfolio and North American district energy platform which were disposed of in the second quarter of this year.
For the three-month period ended September 30, 2021, our regulated transmission operations generated Adjusted EBITDA of $110 million and FFO of $76 million, compared to $85 million and $62 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from a 24% annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the ongoing expansion of our Brazilian electricity transmission network, and the acquisition of the remaining 10% interest in our Brazilian regulated gas transmission business in April of this year.
54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our proportionate rate base:

US$ MILLIONS	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Rate base, start of period	$5,735	$5,199	$5,169
Acquisitions	—	131	—
Impact of acquisitions (asset sales)	—	—	(162)
Capital expenditures commissioned	92	282	338
Inflation indexation	—	136	164
Regulatory depreciation	(29)	(50)	(87)
Foreign exchange and other	(201)	(101)	(223)
Rate base, end of period	$5,597	$5,597	$5,199
As of September 30, 2021, our rate base was $5.6 billion. Rate base increased compared to year-end due to the positive impacts of new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business, partially offset by the impact of foreign exchange.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Capital backlog, start of period	$537	$634	$848
Impact of acquisitions (asset sales)	—	(139)	(19)
Additional capital project mandates	100	358	360
Less: capital expenditures	(109)	(341)	(521)
Foreign exchange and other	(16)	—	(34)
Capital backlog, end of period	512	512	634
Construction work in progress	403	403	438
Total capital to be commissioned	$915	$915	$1,072
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next three years. As of September 30, 2021, total capital to be commissioned was $915 million compared to $1,072 million as of December 31, 2020. New connection mandates awarded were more than offset by capital projects commissioned into rate base and the impact of asset sales.
Recent Developments
In November 2021, Brookfield’s open-ended core infrastructure fund, alongside institutional partners, reached an agreement to acquire 100% of AusNet Services Ltd (AusNet), a publicly traded regulated utility company in Australia for approximately A$17.8 billion on an enterprise value basis. AusNet’s business predominantly comprises three regulated networks in the state of Victoria: electricity transmission, electricity distribution and gas distribution. These are high-quality, critical, regulated utilities that provide essential services within Victoria and are part of Australia’s backbone electricity transmission grid. The transaction is targeted to close in the second quarter of 2022, and BIP is expected to invest approximately $500 million, given the attractive going-in yield and significant growth opportunity from the expected future buildout of the company’s regulated asset base.

Q3 2021 INTERIM REPORT 55

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for freight, commodities and passengers, for which we are generally paid an access fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail
•116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Chile, Peru and India
Diversified Terminals
•13 terminals in North America, U.K., and Australia facilitating global trade of natural resources and commodities
•An approximately 25 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An 85 million tonnes per annum export facility in Australia
Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Growth capital expenditures	$72	$32	$191	$89
Adjusted EBITDA margin(1)	48%	52%	47%	52%
Funds from Operations (FFO)(2)	181	154	516	420
Maintenance capital expenditures	(46)	(30)	(113)	(93)
Adjusted Funds from Operations (AFFO)(2)	$135	$124	$403	$327
1.Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended September 30, 2021, our transport segment generated FFO of $181 million compared to $154 million for the same period in the prior year. Results benefited from 9% organic growth supported by inflationary tariff increases and an increase in toll road traffic. Results also benefited from the contribution of our U.S. LNG export terminal acquired last year. Prior year results included a full contribution from our Australian export terminal which we partially disposed of in December 2020.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020	2021	2020	2021	2020
Rail	$90	$85	$269	$245	$72	$71	$215	$196
Toll Roads	61	52	169	159	42	34	118	104
Diversified Terminals	99	63	284	165	67	49	183	120
Total	$250	$200	$722	$569	$181	$154	$516	$420
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2021, our rail business generated Adjusted EBITDA of $90 million and FFO of $72 million compared to $85 million and $71 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from a 5% increase in tariffs across our portfolio, while overall rail volumes remained strong.
For the three-month period ended September 30, 2021, our toll roads contributed Adjusted EBITDA of $61 million and FFO of $42 million compared to $52 million and $34 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from a 14% increase in traffic volumes driven by higher activity across our global portfolio, as well as a 7% average inflationary tariff increase.
For the three-month period ended September 30, 2021, our diversified terminal operations reported Adjusted EBITDA of $99 million and FFO of $67 million compared to $63 million and $49 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from the contribution from our U.S. LNG export terminal acquired last year and tariff increases at several of our terminals. The prior year results included a favorable one-time arbitration settlement at our U.K. operation and a greater contribution from our Australian export terminal which we sold 22% of in December 2020.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Capital backlog, start of period	$447	$421	$383
Impact of acquisitions	—	—	54
Additional capital project mandates	192	329	157
Less: capital expenditures	(72)	(191)	(138)
Foreign exchange and other	(31)	(23)	(35)
Capital backlog, end of period	536	536	421
Construction work in progress	421	421	333
Total capital to be commissioned	$957	$957	$754
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, deepening berths and enhancing and modernizing existing infrastructure at our terminals. As of September 30, 2021, total capital to be commissioned was $957 million compared to $754 million as of December 31, 2020. Capital to be commissioned increased compared to year-end as additional capital project mandates more than offset capital commissioned during the period and the impact of foreign exchange.

Q3 2021 INTERIM REPORT 57

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States
•Approximately 600 Bcf of natural gas storage in the United States and Canada
•17 natural gas processing plants with approximately 5.7 Bcf per day of total processing capacity and approximately 10,600 kilometers of gas gathering pipelines in Canada
•Petrochemical complex in Canada
The following table presents our proportionate share of the key metrics of our midstream segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Growth capital expenditures	$44	$30	$48	$113
Adjusted EBITDA margin(1)	51%	64%	64%	65%
Funds from Operations (FFO)(2)	103	66	309	203
Maintenance capital expenditures	(33)	(38)	(62)	(71)
Adjusted Funds from Operations (AFFO)(2)	$70	$28	$247	$132
1.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2021, our midstream operations generated FFO of $103 million, a 56% increase over the prior year. Results benefited from strong customer demand leading to higher transport volumes in the U.S. and increased market sensitive revenues across our operations. Third quarter results also benefited from a partial contribution from IPL which was acquired on August 20, 2021. Prior year results included an additional 12.5% ownership in our U.S. gas pipeline, which was disposed of earlier this year.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Adjusted EBITDA(1)	$128	$87	$395	$269
Funds from Operations (FFO)(1)	103	66	309	203
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Adjusted EBITDA and FFO were $128 million and $103 million, respectively, versus $87 million and $66 million in the prior year. Results benefited from the contribution of the acquisition of Inter Pipeline and the commissioning of the second phase of our Gulf Coast expansion project in March at our U.S. gas pipeline. Prior year results included an additional 12.5% ownership in our U.S. gas pipeline, which was sold in March of this year.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Capital backlog, start of period	$2	$8	$161
Impact of acquisitions	227	227	—
Additional capital project mandates	19	19	18
Less: capital expenditures	(44)	(48)	(145)
Foreign exchange and other	1	(1)	(26)
Capital backlog, end of period	205	205	8
Construction work in progress	1,634	1,634	121
Total capital to be commissioned	$1,839	$1,839	$129
As of September 30, 2021, total capital to be commissioned was $1,839 million compared to $129 million as of December 31, 2020. Capital to be commissioned increased compared to year-end due to the acquisition of Inter Pipeline, partially offset by commissioning the second phase of our Gulf Coast expansion project at our U.S. gas pipeline.
Q3 2021 INTERIM REPORT 59

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis (up to 20 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., and India, and retail, wholesale and enterprise customers in New Zealand. Within our data storage operations, we have approximately 1,000 colocation customers, predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 145,000 operational telecom towers in India
•Approximately 8,000 multi-purpose towers and active rooftop sites in France
•10,000 kilometers of fiber backbone located in France and Brazil
•Approximately 1,600 cell sites and over 11,500 kilometers of fiber optic cable in New Zealand
•Approximately 2,100 active telecom towers, and over 70 distributed antenna systems, primarily in the U.K.
Data Storage
•54 data centers, with approximately 1.6 million square feet of raised floors located in five continents
•200 megawatts of critical load capacity
Results of Operations
The following table presents our proportionate share of the key metrics of our data segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Growth capital expenditures	$67	$26	$166	$84
Adjusted EBITDA margin(1)	55%	53%	53%	52%
Funds from Operations (FFO)(2)	58	50	178	135
Maintenance capital expenditures	(9)	(6)	(33)	(19)
Adjusted Funds from Operations (AFFO)(2)	$49	$44	$145	$116
1.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended September 30, 2021, our data segment generated FFO of $58 million compared with $50 million in the same period of the prior year. Results benefited from organic growth supported by towers built at our Indian telecom business as well as additional points-of-presence and the roll-out of our fiber-to-the-home program at our French telecom business. Results also benefited from a full quarter contribution from our Indian telecom business acquired in August of last year.
The following table presents our data segment’s proportionate share of financial results:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020	2021	2020	2021	2020
Data Transmission & Distribution	$73	$52	$216	$135	$52	$42	$158	$111
Data Storage	11	13	34	39	6	8	20	24
Total	$84	$65	$250	$174	$58	$50	$178	$135
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2021, our data transmission and distribution operations generated Adjusted EBITDA of $73 million and FFO of $52 million, compared to $52 million and $42 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from the roll-out of growth initiatives at our French telecom business and the contribution from our Indian telecom operation acquired last year, where we have added ~10,000 contracted towers during the last twelve months.
For the three-month period ended September 30, 2021, our data storage operations generated Adjusted EBITDA of $11 million and FFO of $6 million, compared to $13 million and $8 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as the contribution from 13 MWs of capacity constructed at our Brazilian data center operation over the last 12 months was offset by customer churn at our U.S. data center business.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021	For the 12 month period ended December 31, 2020
Capital backlog, start of period	$444	$367	$152
Impact of acquisitions	—	—	144
Additional capital project mandates	55	232	180
Less: capital expenditures	(67)	(166)	(131)
Foreign exchange and other	(11)	(12)	22
Capital backlog, end of period	421	421	367
Construction work in progress	84	84	48
Total capital to be commissioned	$505	$505	$415
As of September 30, 2021, total capital to be commissioned was $505 million compared to $415 million as of December 31, 2020. Capital to be commissioned increased compared to year-end as additional capital project mandates more than offset capital commissioned during the period and the impact of foreign exchange.
Q3 2021 INTERIM REPORT 61

The following table presents the components of the Corporate segment on a proportionate basis:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Adjusted EBITDA(1)	$(102)	$(86)	$(293)	$(219)
Funds from Operations (FFO)(1)	(102)	(74)	(294)	(193)
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2021, Adjusted EBITDA and FFO for our Corporate segment were losses of $102 million and $102 million, compared to $86 million and $74 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased over the prior year as a result of a higher base management fee due to an increase in our unit price and a higher unit count.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The base management fee of $99 million increased over the prior year due to a higher unit price and capital market activity used to fund new growth initiatives.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at September 30, 2021 and December 31, 2020.
Our group-wide liquidity at September 30, 2021, consisted of the following:

US$ MILLIONS	September 30, 2021	December 31, 2020
Corporate cash and financial assets	$732	$464
Committed corporate credit facility(1)	2,975	2,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility(1)	(646)	(1,131)
Commitments under corporate credit facility	(61)	(63)
Commercial paper(1)	(498)	—
Deposit from parent(2)	—	(545)
Proportionate cash retained in businesses	687	502
Proportionate availability under subsidiary credit facilities	823	767
Group-wide liquidity	$4,512	$3,469
1.Includes a $1.975 billion committed corporate credit facility and a $1.0 billion temporary bulge facility. As of September 30, 2021, our temporary bulge facility was undrawn.
2.Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from Brookfield. The deposit bears interest at market rates and was provided to Brookfield Infrastructure to utilize excess cash held by the parent to repay Brookfield Infrastructure’s draws on the corporate credit facility
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.5 billion, an increase over our liquidity position as at December 31, 2020 due to capital raised through several asset sales and capital markets activity during the year, partially offset by new deployment.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of September 30, 2021, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended September 30
US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Corporate borrowings(1)	13	$—	$—	$552	$—	$—	$1,748	$2,300
Non-recourse borrowings	8	2,681	1,944	4,129	2,952	3,169	11,426	26,301
1.Corporate borrowings and the average term to maturity are presented on a pro-forma basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how the partnership has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not held by our partnership and to add proportionate debt of investments in associates. Management utilizes proportionate debt in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned, and our investments in associates and joint ventures. Proportionate debt provides useful information as to how our partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage.
Proportionate debt, a non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Consolidated debt	$29,786	$23,178
Add: proportionate share of debt of investments in associates:
Utilities	498	491
Transport	3,244	3,247
Midstream	737	968
Data	828	769
Add: proportionate share of debt directly associated with assets held for sale	211	—
Less: borrowings attributable to non-controlling interest	(16,107)	(12,876)
Premium on debt and cross currency swaps	(343)	(326)
Proportionate debt	$18,854	$15,451
Q3 2021 INTERIM REPORT 63

On a proportionate basis as of September 30, 2021, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	13	$—	$—	$—	$552	$—	$1,748	$2,300
Total recourse borrowings	13	—	—	—	552	—	1,748	2,300
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	11	11	70	320	116	244	1,825	2,586
Regulated Transmission	9	21	69	350	275	30	510	1,255
	10	32	139	670	391	274	2,335	3,841

Transport
Rail	4	6	169	192	205	166	584	1,322
Toll Roads	8	35	152	129	145	135	556	1,152
Diversified Terminals	5	1	104	231	318	534	1,497	2,685
	6	42	425	552	668	835	2,637	5,159

Midstream(3)	5	1	324	746	1,380	405	1,969	4,825

Data
Data Transmission & Distribution	6	—	195	41	328	80	662	1,306
Data Storage	4	32	2	18	17	166	64	299
	6	32	197	59	345	246	726	1,605

Total non-recourse borrowings(2),(4)	7	107	1,085	2,027	2,784	1,760	7,667	15,430
Total borrowings(5)	7	$107	$1,085	$2,027	$3,336	$1,760	$9,415	$17,730
Percentage of total borrowings		1%	6%	11%	19%	10%	53%	100%
1.Corporate borrowings and the average term to maturity are presented on a pro-forma basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table below excludes these pro-forma adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at Inter Pipeline are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of September 30, 2021, approximately $35 million of proportionate net debt was in breach of asset-level financial covenants. This equates to less than 1% of total proportionate debt of the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
5.As of September 30, 2021, approximately 40% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 29% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 21% of our total borrowings, inclusive of the impact of interest rate swaps.

Our asset-level debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio, defined as proportionate net debt divided by proportionate net debt plus invested capital, as of September 30, 2021 was 62%. The weighted average cash interest rate is 4.4% for the overall business (September 30, 2020: 4.3%), in which our utilities, transport, midstream, data and corporate segments were 5.0%, 5.7%, 3.8%, 4.4%, and 2.9%, respectively (September 30, 2020: 4.1%, 4.8%, 5.3%, 4.8%, and 3.4%).

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our net debt, a non-IFRS measure used to assess proportionate debt net of our proportionate share of cash, as at September 30, 2021 is as follows:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Proportionate borrowings
Utilities	$3,841	$4,037
Transport	5,159	5,231
Midstream	4,825	1,609
Data	1,605	1,416
Corporate	3,424	3,158
Total proportionate debt	$18,854	$15,451
Proportionate cash retained in businesses
Utilities	$234	$119
Transport	267	285
Midstream	75	25
Data	111	73
Corporate	732	464
Total proportionate cash retained	$1,419	$966
Proportionate net debt
Utilities	$3,607	$3,918
Transport	4,892	4,946
Midstream	4,750	1,584
Data	1,494	1,343
Corporate	2,692	2,694
Total proportionate net debt	$17,435	$14,485
SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X. One or more of our partnership, Holding LP, BIP Bermuda Holdings I Limited (“Bermuda Holdco”), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”, and together with our partnership, Holding LP, Bermuda Holdco, Can Holdco, and US Holdco, the “Guarantors”) may fully and unconditionally guarantee the payment of principal, premium (if any), interest and certain other senior or subordinated debt securities issued by Brookfield Infrastructure Finance ULC (“Finco”).
The following tables present summarized financial information for the following:
•our partnership;
•Finco; and
•Holding LP, Bermuda Holdco, Can Holdco, US Holdco and BIPC Holdings.
Q3 2021 INTERIM REPORT 65

	Statement of Operating Results
For the nine-month period ended September 30, 2021 US$ MILLIONS	Finco and Guarantors total	Revenues from (expenses paid to) non-Guarantor subsidiaries	Revenues from (expenses paid to) other related parties	Revenues from (expenses paid to) other
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,380	1,380	—	—
Net income	936	1,257	(221)	(100)

For the twelve-month period ended December 31, 2020
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,660	1,660	—	—
Net income	839	1,229	(242)	(148)
1.Total revenues of our Partnership and its controlled subsidiaries were $8,885 million and $8,285 million for the year ended December 31, 2020 and nine-month period ended September 30, 2021, respectively.
2.Other income includes dividend and interest income.

	Statement of Financial Position
As of September 30, 2021 US$ MILLIONS	Finco and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties	Amounts due from/payable to other
Current assets	$230	$123	$—	$107
Total assets(1)	1,199	1,091	—	108
Current liabilities	3,140	2,220	97	823
Total liabilities	8,881	5,653	117	3,111

As of December 31, 2020
Current assets	$176	$170	$—	$6
Total assets(1)	1,806	1,787	—	19
Current liabilities	2,081	1,422	634	25
Total liabilities	9,307	5,642	654	3,011
1.Total assets of our partnership and its controlled subsidiaries were $61,331 million and $74,452 million as of December 31, 2020 and September 30, 2021, respectively.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2021 were $10,025 million and $9,602 million, respectively. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2021:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,163	$45	$72	$259	$3,539
Corporate borrowings(1)	498	—	1,198	1,748	3,444
Non-recourse borrowings	2,681	1,944	10,250	11,426	26,301
Financial liabilities	1,506	60	178	1,185	2,929
Lease liabilities	279	252	652	3,740	4,923
Interest expense:
Corporate borrowings(2)	83	83	199	826	1,191
Non-recourse borrowings	1,018	950	2,161	2,655	6,784

1.Corporate borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.00%.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $396 million per year based on the September 30, 2021 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of September 30, 2021. The adjusted equity investment balances reflect the book value of our assets as of September 30, 2021 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	PEN	INR	Other
Gross Equity Investments – US$	$3,195	$1,429	$149	$1,584	$1,469	$2,741	$794	$96	$655	$126
Corporate Items – US$(3)	(3,090)	—	—	—	—	—	—	—	—	—
Equity Investment – US$	105	1,429	149	1,584	1,469	2,741	794	96	655	126
FX contracts – US$	5,985	(1,154)	(149)	(1,425)	—	(2,187)	(794)	(9)	(141)	(126)
Net unhedged	$6,090	$275	$—	$159	$1,469	$554	$—	$87	$514	$—
% of equity investment hedged	N/A	81%	100%	90%	—%	80%	100%	9%	22%	100%
1.USD net equity investment excludes $389 million of preferred units.
2.CAD net equity investment excludes $821 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At September 30, 2021, 67% of our net equity investment is U.S. dollar functional. For the three-month period ended September 30, 2021, we recorded gains in comprehensive income of $155 million (September 30, 2020: losses of $132 million) related to these contracts.
Q3 2021 INTERIM REPORT 67

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has $2.975 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
The following table reconciles changes in our proportionate cash for the year:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Funds from Operations (FFO)	$422	$365	$1,247	$1,056
Maintenance capital	(99)	(80)	(235)	(205)
Funds available for distribution (AFFO)	323	285	1,012	851
Distributions paid	(318)	(283)	(926)	(848)
Funds available for reinvestment	5	2	86	3
Growth capital expenditures	(292)	(228)	(746)	(664)
Debt funding of growth capex	164	139	443	377
Non-recourse debt (repayments) issuances	(63)	4	(28)	130
Proceeds from capital recycling	575	57	1,789	315
New investments	(2,013)	(976)	(2,154)	(976)
Net draws (repayments) on corporate credit facility and commercial paper	648	(603)	13	(212)
Partnership unit issuances	1,399	2	1,405	7
Proceeds from debt issuances	—	382	244	657
Net (redemptions) issuance of preferred units	(206)	195	(12)	195
Deposit (repaid to) received from parent	(201)	545	(545)	545
Impact of foreign currency movements	(26)	(2)	(9)	(54)
Changes in working capital and other	(42)	21	(33)	(75)
Change in proportionate cash	(52)	(462)	453	248
Opening, proportionate cash	1,471	1,389	966	679
Closing, proportionate cash	$1,419	$927	$1,419	$927
We present cash flows generated by our businesses on a proportionate basis as approximately 40% of our FFO is generated by investments that are not consolidated in our financial statements. The partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.
68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Cash from operating activities	$917	$776	$2,207	$2,113
Add: FFO from associates and joint ventures	184	139	543	414
Remove:
Distributions received from associates and joint ventures, net of injections	(27)	(20)	(86)	(151)
Cash from operating activities attributable to non-controlling interests(1)	(545)	(585)	(1,453)	(1,443)
	529	310	1,211	933
Less: Maintenance capital expenditures	(99)	(80)	(235)	(205)
Change in working capital and other items	(107)	55	36	123
AFFO(2)	$323	$285	$1,012	$851
1.By removing cash from operating activities attributable to non-controlling interests, the partnership is able to present AFFO attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on this MD&A.
2.The most closely related IFRS measure to AFFO is net income. However, occasionally, we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of AFFO to net income.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of Funds from Operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Funds from Operations (FFO)	$422	$365	$1,247	$1,056
Adjusted Funds from Operations (AFFO)	323	285	1,012	851
Distributions(1)	318	283	926	848
FFO payout ratio(2)	75%	78%	74%	80%
AFFO payout ratio(2)	98%	99%	92%	100%
1.Includes distributions to limited partners, the general partner, holders of Exchange LP Units, holders of BIPC exchangeable shares, holder of BIPC exchangeable LP units, preferred unitholders, incentive distributions, and distributions on Redeemable Partnership Units held by Brookfield.
2.After adjusting for a full quarter contribution of Inter Pipeline, FFO and AFFO payout ratios for the three-month period ended September 30, 2021 would be 68% and 86%, respectively.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q3 2021 INTERIM REPORT 69

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Growth capital expenditures by segment
Utilities	$109	$140	$341	$378
Transport	72	32	191	89
Midstream	44	30	48	113
Data	67	26	166	84
	$292	$228	$746	$664
Growth capital expenditures for the three-month period ended September 30, 2021 were $292 million, an increase from $228 million during the same period in 2020. The increase in growth capital expenditures at our transport segment is due to the acquisition of the U.S. LNG export terminal, as well as increased spending to expand capacity at our rail operations in Australia and toll roads in Brazil. Spend increased in our midstream segment following the acquisition of Inter Pipeline which was partially offset by the completion of major projects at our U.S. gas pipeline and western Canadian natural gas midstream business. Growth capital spend increased at our data segment following the acquisition of our Indian telecom operation.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2021	2020	2021	2020
Maintenance capital expenditures by segment
Utilities	$40	$45	$11	$6	$27	$22
Transport	155	165	46	30	113	93
Midstream	90	100	33	38	62	71
Data	35	40	9	6	33	19
	$320	$350	$99	$80	$235	$205
Maintenance capital expenditures for the three-month period ended September 30, 2021 were $99 million, an $19 million increase from the same period in 2020. Maintenance capital expenditures increased due to higher spend at our transport segment resulting from the timing of spend at our Australian rail operation. We estimate annual maintenance capital expenditures to be $40-45 million, $155-165 million, $90-100 million, and $35-40 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $320-350 million. As at September 30, 2021, our maintenance capital expenditures were below our estimated range primarily due to the timing of maintenance spend at our transport and midstream segments. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments in the current low interest rate environment. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our proportionate depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Q3 2021 INTERIM REPORT 71

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our Brazilian toll road business and our Brazilian regulated natural gas transmission operations. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years). On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets will be amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. We complete this estimate by reviewing the cash flow profile over the concession period as underwritten, and estimate the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three and nine-month periods ended September 30, 2021 and September 30, 2020:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Return of capital(1)	$(32)	$(30)	$(110)	$(91)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell two-thirds of this business for net-to-BIP after-tax proceeds of approximately $530 million while having eight fewer years remaining on the concession, with the final third currently held for sale. The two-thirds asset sale resulted in a local currency IRR of 22% over the eight-year hold period. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Cash from operating activities	$917	$776	$2,207	$2,113
Cash used by investing activities	(2,836)	(4,094)	(697)	(4,187)
Cash from (used by) financing activities	2,704	2,935	(314)	2,313

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Three-month period ended September 30, 2021 and 2020
Cash from operating activities
Cash from operating activities totaled $0.9 billion for the three-month period ended September 30, 2021, an increase from the same period in 2020. The increase was primarily due to contributions from recently completed acquisitions and foreign exchange.
Cash used by investing activities
Cash used by investing activities totaled $2.8 billion for the three-month period ended September 30, 2021, as compared to $4.1 billion used during the same period in 2020. The current period includes $2.6 billion of net capital deployed for the acquisition of Inter Pipeline and $0.8 billion of net capital invested in long-lived assets and financial assets. These uses of capital were partially offset by $0.6 billion of proceeds from the disposition of our U.S. district energy operation. The prior period included $3.8 billion of capital deployed for the acquisitions of our telecom tower operation in India and our U.S. LNG export facility and $0.3 billion of net capital invested in long-lived assets and financial assets.
Cash from (used by) financing activities
Cash from financing activities totaled $2.7 billion for the three-month period ended September 30, 2021, $0.2 billion less than the same period in 2020. Net proceeds from borrowings of $2.1 billion and net capital provided by non-controlling interests of $1.7 billion for the acquisition of Inter Pipeline was partially offset by distributions of operating cash flows to non-controlling interests of $0.2 billion. In addition, current period results include the repayment of a $0.2 billion deposit to our parent, $0.3 billion of distributions paid to unitholders, $0.2 billion paid to redeem our series 5 preferred shares and $0.1 billion of lease liabilities repaid. The prior period included $2.6 billion of net capital provided by non-controlling interests, primarily related to the acquisition of our telecom tower operation in India, a $0.5 billion deposit received from our parent, and $0.2 billion of proceeds from the issuance of preferred shares. These cash inflows were partially offset by $0.3 billion of distributions paid to unitholders and $0.1 billion net repayments of our borrowings.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	September 30, 2021	December 31, 2020
Redeemable Partnership Units, held by Brookfield	121,952,992	121,952,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	295,699,945	295,429,987
Total	419,253,347	418,983,389
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1827 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.198 per unit/share.
Q3 2021 INTERIM REPORT 73

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares exceed $0.198 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2021, an incentive distribution of $52 million and $152 million, respectively, was paid to the special general partner (2020: $46 million and $137 million).
Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
ENTERPRISE VALUE
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of September 30, 2021 and December 31, 2020:

	As of
	September 30, 2021			December 31, 2020
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	66.9	420.2	487.1	465.0
Price(3)	$59.88	$56.11	—	—
Market capitalization	4,006	23,577	27,583	23,999
Preferred units and preferred shares(4)	—	1,210	1,210	1,202
Proportionate net debt(5)	2,074	15,361	17,435	14,485
Enterprise value	$6,080	$40,148	$46,228	$39,686

1.Includes BIPC exchangeable shares and BIPC exchangeable LP units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $1,138 million of preferred units and $72 million of preferred shares.
5.Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS18. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and nine-month periods ended September 30, 2021 (2020: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $99 million and $284 million respectively, for the three and nine-month periods ended September 30, 2021 (2020: $83 million and $211 million). As of September 30, 2021, $97 million was outstanding as payable to the Service Provider (December 31, 2020: $89 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of September 30, 2021, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2020: $21 million) and a loan payable of $26 million to a subsidiary of Brookfield (December 31, 2020: $82 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2021, our net deposit from Brookfield was $nil (December 31, 2020: $545 million) and Brookfield Infrastructure incurred interest expense of less than $1 million and $3 million for three and nine-month periods ended September 30, 2021, respectively (2020: less than $1 million for the three and nine-month periods). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2021, there were no borrowings outstanding (December 31, 2020: $nil).
On April 28, 2021, Brookfield Infrastructure transferred an investment funded by our partnership on behalf of future institutional partners to Brookfield. In connection with the transfer, our partnership received approximately $25 million from Brookfield. Separately, on July 1, 2021, Brookfield transferred an investment to Brookfield Infrastructure. The transfer was completed at fair value and in consideration, our partnership paid $50 million to Brookfield.
As at September 30, 2021, Brookfield Infrastructure had $45 million of corporate borrowings outstanding to a subsidiary of Brookfield, $6 million of non-recourse borrowings outstanding to an associate of Brookfield and approximately $0.8 billion of net payables to a subsidiary of Brookfield, representing funding provided on behalf of Brookfield Infrastructure in connection with the acquisition of Inter Pipeline. Brookfield Infrastructure repaid its obligation with respect to Inter Pipeline subsequent to quarter end. As at September 30, 2021, associates of Brookfield Infrastructure had $175 million of non-recourse borrowings outstanding to subsidiaries and associates of Brookfield.
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2021, revenues of less than $1 million and $4 million were generated, respectively (2020: $6 million and $13 million) and expenses of less than $1 million were incurred (2020: $3 million and $6 million). In addition, subsidiaries of Brookfield Infrastructure reported right-of-use assets and liabilities with Brookfield Property Partners L.P. of $12 million (December 31, 2020: $12 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and nine-month periods ended September 30, 2021, revenues of $1 million and $3 million, respectively, were generated (2020: less than $1 million and $2 million).
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2021, letters of credit issued on behalf of our subsidiaries amounted to $61 million (December 31, 2020: $63 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Q3 2021 INTERIM REPORT 75

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do.
Proportionate debt is presented based on our proportionate share of borrowing obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and
•Other companies may calculate proportionate debt differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long term. We also add back breakage and transaction costs as they are capital in nature.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Q3 2021 INTERIM REPORT 77

Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS(1)	2021	2020	2021	2020
Net income	$536	$148	$2,255	$330
Add back or deduct the following:
Depreciation and amortization expense	525	411	1,486	1,186
Share of earnings from investments in associates and joint ventures(2)	(24)	(17)	(101)	(76)
FFO contribution from investments in associates and joint ventures(2)	184	139	543	414
Deferred tax expense (recovery)	24	(2)	276	54
Mark-to-market on hedging items and other	(290)	50	(1,654)	161
Other income	46	65	117	156
Consolidated Funds from Operations	1,001	794	2,922	2,225
FFO attributable to non-controlling interests(3)	(579)	(429)	(1,675)	(1,169)
FFO	422	365	1,247	1,056
Maintenance capital expenditures	(99)	(80)	(235)	(205)
AFFO	323	285	1,012	851
Return of capital	(32)	(30)	(110)	(91)
AFFO less return of capital	$291	$255	$902	$760
1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
3.By adjusting FFO attributable to non-controlling interests, the partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
All reconciling amounts from net income to FFO presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three and nine-month periods ended September 30, 2021, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, FFO attributable to non-controlling interests and mark-to-market on hedging items and other. Depreciation and amortization increased from the prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past year and organic growth. FFO contribution from investments in associates and joint ventures increased from the prior year as a result of the acquisition of our U.S. LNG export facility and the partial disposition of our Australian export terminal which resulted in a change in the basis of presentation from consolidation to the equity method. Mark-to-market on hedging items and other primarily includes gains from the disposition of our North American district energy operations and our smart meter portfolio in the U.K.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $99 million and $235 million for the three and nine-month periods ended September 30, 2021 (2020: $80 million and $205 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS(1)	2021	2020	2021	2020
Net income	$536	$148	$2,255	$330
Add back or deduct the following:
Depreciation and amortization expense	525	411	1,486	1,186
Interest expense	368	278	1,085	807
Share of earnings from investments in associates and joint ventures(2)	(24)	(17)	(101)	(76)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	251	180	745	540
Income tax expense	115	68	535	237
Mark-to-market on hedging items and other	(290)	50	(1,654)	161
Consolidated Adjusted EBITDA	1,481	1,118	4,351	3,185
Adjusted EBITDA attributable to non-controlling interests(3)	(885)	(633)	(2,567)	(1,756)
Adjusted EBITDA	$596	$485	$1,784	$1,429
1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
3.By adjusting Adjusted EBITDA attributable to non-controlling interests, the partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
All reconciling amounts presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
Q3 2021 INTERIM REPORT 79

For the three and nine-month periods ended September 30, 2021, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, Adjusted EBITDA attributable to non-controlling interests, income tax expense, and mark-to-market on hedging items and other. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past year and organic growth. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of our U.S. LNG export facility and the partial disposition of our Australian export terminal which resulted in a change in the basis of presentation from consolidation to the equity method. Income tax expense increased due to an increase in the future U.K. tax rate from 19% to 25% and mark-to-market on hedging items and other increased as a result of gains from the disposition of our North American district energy operations and our smart meter portfolio in the U.K.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Net income attributable to partnership(1)	$413	$5	$955	$63
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	116	118	365	354
Mark-to-market on hedging items and other	55	49	154	61
Gain on sale of subsidiaries or ownership changes	(424)	(28)	(953)	(64)
Adjusted earnings	$160	$144	$521	$414
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares.
For the three-month period ended September 30, 2021, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $116 million (2020: $118 million), mark-to-market on hedging items and other expenses of $55 million (2020: $49 million) and gains on sale of subsidiaries or ownership changes of $424 million (2020: $28 million). Adjusted earnings increased from the prior year mainly due to organic growth, contribution from acquisitions, and the impact of foreign exchange, partially offset by the impact of asset sales.

For the nine-month period ended September 30, 2021 the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $365 million (2020: $354 million), mark-to-market on hedging items and other expenses of $154 million (2020: $61 million), and gains on sale of subsidiaries or ownership changes of $953 million (2020: $64 million). Adjusted earnings increased from the prior year mainly due to organic growth, contributions from capital recycling, and the impact of foreign exchange.

80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2021	2020	2021	2020
Net income (loss) per limited partnership unit(2)	$0.72	$(0.12)	$1.60	$(0.22)
Add back or deduct the following:
Depreciation and amortization expense	0.57	0.51	1.76	1.52
Deferred income taxes	0.04	—	0.33	0.08
Mark-to-market on hedging items	(0.05)	0.15	(0.08)	(0.21)
Valuation losses and other	(0.39)	0.25	(0.95)	1.10
Per unit FFO(3)	$0.89	$0.79	$2.66	$2.27

1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020: 295.3 million and 294.5 million). Net income per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
3.Average units outstanding during the three and nine-month periods ended September 30, 2021 were 473.8 million and 468.0 million, respectively (2020: 464.9 million and 464.9 million, adjusted for the BIPC special distribution).
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2021	2020	2021	2020
Net income (loss) per limited partnership unit(1)	$0.72	$(0.12)	$1.60	$(0.22)
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.24	0.25	0.78	0.76
Mark-to-market on hedging items and other	0.27	0.24	0.77	0.49
Gains on sale of subsidiaries or ownership changes	(0.89)	(0.06)	(2.04)	(0.14)
Adjusted earnings per unit(2)	$0.34	$0.31	$1.11	$0.89
1.Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020: 295.3 million and 294.5 million). Net income per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
2.Average units outstanding during the three and nine-month periods ended September 30, 2021 were 473.8 million and 468.0 million, respectively (2020: 464.9 million and 464.9 million, adjusted for the BIPC special distribution).
The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2021	December 31, 2020
Partnership Capital	$25,361	$21,673
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(16,285)	(13,954)
Deficit	2,327	2,752
Accumulated other comprehensive income	(292)	(731)
Ownership changes and other	(485)	(527)
Invested Capital	$10,626	$9,213
Invested capital increased as a result of the issuance of $1,140 million of BIPC exchangeable shares and $256 million of BIPC exchangeable LP units in connection with the acquisition of Inter Pipeline, $8 million of net preferred shares issued and $9 million of units issued during the nine-month period ended September 30, 2021.
Q3 2021 INTERIM REPORT 81

The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2021:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2021	2020	2021	2020
Opening balance	$9,413	$9,014	$9,213	$9,009
Net (redemptions) issuance of preferred units	(186)	195	8	195
Issuance of BIPC exchangeable shares	1,140	—	1,140	—
Issuance of BIPC exchangeable LP units	256	—	256	—
Issuance of limited partnership units	3	2	9	7
Ending balance	$10,626	$9,211	$10,626	$9,211
Weighted Average Invested Capital	$10,025	$9,034	$9,602	$9,018
We measure return on Invested Capital as AFFO less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2021 were $323 million and $1,012 million, respectively (2020: $285 million and $851 million). Estimated returns of capital for the three and nine-month periods ended September 30, 2021 were $32 million and $110 million, respectively (2020: $30 million and $91 million).
Our partnership has met its investment return objectives for the three and nine-month periods ended September 30, 2021 with returns on Invested Capital of 12% and 13%, respectively (2020: 11% and 11%).
Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment, respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$401	$520	$250	$152	$—	$1,323	$(486)	$2,102	$2,939
Costs attributed to revenues	(165)	(270)	(122)	(68)	—	(625)	235	(1,217)	(1,607)
General and administrative expenses	—	—	—	—	(102)	(102)	—	—	(102)
Adjusted EBITDA	236	250	128	84	(102)	596	(251)	885
Other (expense) income	(12)	(2)	2	1	27	16	3	(64)	(45)
Interest expense	(42)	(67)	(27)	(27)	(27)	(190)	64	(242)	(368)
FFO	182	181	103	58	(102)	422	(184)	579
Depreciation and amortization expense	(57)	(100)	(54)	(59)	—	(270)	106	(361)	(525)
Deferred taxes	(19)	(8)	(4)	5	7	(19)	8	(13)	(24)
Mark-to-market on hedging items and other	(21)	(25)	(27)	(4)	357	280	46	(82)	244
Share of earnings from associates	—	—	—	—	—	—	24	—	24
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(123)	(123)
Net income attributable to partnership(2)	$85	$48	$18	$—	$262	$413	$—	$—	$413

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$369	$382	$135	$122	$—	$1,008	$(314)	$1,515	$2,209
Costs attributed to revenues	(150)	(182)	(48)	(57)	—	(437)	134	(882)	(1,185)
General and administrative expenses	—	—	—	—	(86)	(86)	—	—	(86)
Adjusted EBITDA	219	200	87	65	(86)	485	(180)	633
Other (expense) income	(13)	(8)	2	—	35	16	14	(35)	(5)
Interest expense	(37)	(38)	(23)	(15)	(23)	(136)	27	(169)	(278)
FFO	169	154	66	50	(74)	365	(139)	429
Depreciation and amortization expense	(67)	(90)	(37)	(45)	—	(239)	98	(270)	(411)
Deferred taxes	(16)	(7)	(3)	8	15	(3)	3	2	2
Mark-to-market on hedging items and other	(24)	(1)	(16)	(12)	(65)	(118)	21	(18)	(115)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(143)	(143)
Net income (loss) attributable to partnership(2)	$62	$56	$10	$1	$(124)	$5	$—	$—	$5

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,219	$1,521	$614	$471	$—	$3,825	$(1,450)	$5,910	$8,285
Costs attributed to revenues	(509)	(799)	(219)	(221)	—	(1,748)	705	(3,343)	(4,386)
General and administrative expenses	—	—	—	—	(293)	(293)	—	—	(293)
Adjusted EBITDA	710	722	395	250	(293)	1,784	(745)	2,567
Other (expense) income	(46)	(6)	(13)	6	76	17	4	(163)	(142)
Interest expense	(126)	(200)	(73)	(78)	(77)	(554)	198	(729)	(1,085)
FFO	538	516	309	178	(294)	1,247	(543)	1,675
Depreciation and amortization expense	(186)	(334)	(132)	(171)	—	(823)	358	(1,021)	(1,486)
Deferred taxes	(125)	(15)	(9)	5	(11)	(155)	(7)	(114)	(276)
Mark-to-market on hedging items and other	101	(78)	(55)	(14)	732	686	91	760	1,537
Share of earnings from associates	—	—	—	—	—	—	101	—	101
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(1,300)	(1,300)
Net income (loss) attributable to partnership(2)	$328	$89	$113	$(2)	$427	$955	$—	$—	$955

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,053	$1,098	$413	$335	$—	$2,899	$(941)	$4,393	$6,351
Costs attributed to revenues	(417)	(529)	(144)	(161)	—	(1,251)	401	(2,637)	(3,487)
General and administrative expenses	—	—	—	—	(219)	(219)	—	—	(219)
Adjusted EBITDA	636	569	269	174	(219)	1,429	(540)	1,756
Other (expense) income	(31)	(4)	3	—	94	62	11	(100)	(27)
Interest expense	(114)	(145)	(69)	(39)	(68)	(435)	115	(487)	(807)
FFO	491	420	203	135	(193)	1,056	(414)	1,169
Depreciation and amortization expense	(197)	(263)	(114)	(134)	—	(708)	301	(779)	(1,186)
Deferred taxes	(68)	3	(8)	27	8	(38)	1	(17)	(54)
Mark-to-market on hedging items and other	(68)	(109)	(34)	(35)	(1)	(247)	36	(106)	(317)
Share of earnings from associates	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(267)	(267)
Net income (loss) attributable to partnership(2)	$158	$51	$47	$(7)	$(186)	$63	$—	$—	$63
1.The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and joint ventures and reflecting the portion of each line item attributable to non-controlling interests.
2.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.

Q3 2021 INTERIM REPORT 83

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates, reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$5,937	$8,873	$9,056	$3,329	$(1,822)	$25,373	$(4,733)	$44,597	$9,215	$74,452

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$6,814	$9,155	$3,829	$3,338	$(2,062)	$21,074	$(4,895)	$37,851	$7,301	$61,331
Discussion of Segment Reconciling Items
The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(14)	$(143)	$(50)	$(44)	$—	$(251)
Attribution to non-controlling interest	367	236	123	159	—	885
Adjusted EBITDA	353	93	73	115	—	634
Adjustments to items comprising FFO(2)
Contributions from investments in associates	6	45	10	6	—	67
Attribution to non-controlling interest	(111)	(71)	(35)	(89)	—	(306)
FFO	248	67	48	32	—	395
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	8	98	40	38	—	184
Attribution to non-controlling interest	(256)	(165)	(88)	(70)	—	(579)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(13)	$(62)	$(60)	$(45)	$—	$(180)
Attribution to non-controlling interest	296	231	48	58	—	633
Adjusted EBITDA	283	169	(12)	13	—	453
Adjustments to items comprising FFO(2)
Contributions from investments in associates	5	14	12	10	—	41
Attribution to non-controlling interest	(84)	(75)	(12)	(33)	—	(204)
FFO	204	108	(12)	(10)	—	290
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	8	48	48	35	—	139
Attribution to non-controlling interest	(212)	(156)	(36)	(25)	—	(429)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(45)	$(395)	$(170)	$(135)	$—	$(745)
Attribution to non-controlling interest	1,075	666	365	461	—	2,567
Adjusted EBITDA	1,030	271	195	326	—	1,822
Adjustments to items comprising FFO(2)
Contributions from investments in associates	20	132	31	19	—	202
Attribution to non-controlling interest	(304)	(204)	(88)	(296)	—	(892)
FFO	746	199	138	49	—	1,132
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	25	263	139	116	—	543
Attribution to non-controlling interest	(771)	(462)	(277)	(165)	—	(1,675)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(40)	$(188)	$(185)	$(127)	$—	$(540)
Attribution to non-controlling interest	898	592	153	113	—	1,756
Adjusted EBITDA	858	404	(32)	(14)	—	1,216
Adjustments to items comprising FFO(2)
Contributions from investments in associates	17	47	39	23	—	126
Attribution to non-controlling interest	(258)	(226)	(45)	(58)	—	(587)
FFO	617	225	(38)	(49)	—	755
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	23	141	146	104	—	414
Attribution to non-controlling interest	(640)	(366)	(108)	(55)	—	(1,169)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—
1.Revenues, costs attributed to revenues, general and administrative costs.
2.Other income, interest expense and cash taxes.
3.Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, and net income attributable to non-controlling interest.
During the three and nine-month periods ended September 30, 2021, contributions from investments in associates and joint ventures increased as compared to the same period in 2020. The increase is primarily attributable to the acquisition of our U.S. LNG export terminal and the partial disposition and deconsolidation of our Australian export terminal in December 2020.
During the three and nine-month periods ended September 30, 2021, attribution to non-controlling interest increased as compared to the same period in 2020. The increase is primarily attributable to acquisitions completed over the past 12 months.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment in our December 31, 2020 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2020. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact on their design and operating effectiveness.
Excluded from our evaluation were internal controls over financial reporting at Inter Pipeline. The financial statements of this entity constitutes approximately 21% of total assets, 23% of partnership capital, 3% of revenue and approximately 1% of net income of the consolidated financial statements of our partnership as of and for the nine-month period ended September 30, 2021.
Risks Associated with the Global Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities.
Our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. To date, the impact on our partnership’s results has been substantially insulated by the contractual and regulated revenue frameworks of our business. While safeguarding the well-being of individuals is our paramount concern, we have implemented several measures designed to ensure continued operation at each of our businesses. Our partnership continues to monitor developments related to COVID-19, including the impact on global and local economies in the jurisdictions where we operate.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the medium to long-term impacts of COVID-19, including any responses to it, will be on the global economy and our businesses or for how long any disruptions are likely to continue. The extent of such impacts will depend on future developments, which are highly uncertain, continuously evolving, and difficult to predict. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. See “Cautionary statement regarding forward-looking statements”.
Q3 2021 INTERIM REPORT 85

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the COVID-19 outbreak, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and we may be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
86 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.